2008 Annual Report

TOWER
— BANCORP, INC. —

TOWER
—BANCORP, INC.—

MISSION STATEMENT

Tower Bancorp, Inc. will positively impact lives by helping people achieve their dreams.

VISION STATEMENT

Tower Bancorp, Inc. will be a high performing regional financial services company that creates financial success for consumer, business, and not-for-profit customers in the markets we choose to serve.

VALUE STATEMENT

Tower Bancorp, Inc. is committed to attracting and retaining employees who are passionate about providing uncompromising service to our customers with a sense of warmth, integrity, friendliness, and company spirit. We value and respect each other because we truly believe that our success only comes from working together for our team's success.

TO OUR SHAREHOLDERS

2008 was a challenging year for many organizations but despite the difficult economic conditions, we are pleased to report that we continued to thrive – displaying consistent solid financial performance and reaching a number of milestones for our company.

This has been an exciting and busy time for us. In November of 2008 we made the initial announcement of the partnership between Tower Bancorp, Inc. and Graystone Financial Corp. The announced partnership closed on March 31, 2009, and is a win-win for both institutions as it provides a number of benefits to our key stakeholders. It allows us to create more career growth opportunities for our employees; a future expanded footprint with enhanced products and services for our customers; a high-growth company with attractive dividends for our shareholders; and the ability to contribute actively and generously in the communities we serve.

In addition, on April 6, 2009, we announced that our company's common stock had been approved for listing on the NASDAQ Global Market under the symbol "TOBC." To list on the NASDAQ, a company must meet stringent financial and liquidity requirements as well as satisfy their corporate governance standards. We are proud that our company fully met those requirements and we feel that the listing will provide greater liquidity as well as further assist in deepening the investor support of Tower Bancorp, Inc. The listing also allows a broader group of investors to become a part of the mission of our organization.

Our progress and success can be attributed to a number of key factors; one in particular being our strong leadership team, which is the backbone of our organization. With over 150 years of in-market experience in the financial services industry our disciplined leadership team focuses on prudent lending and investment practices. Our team is committed to the success of our company and we could not imagine a better team of leaders to move us forward.

As we look to the future, we will remain focused on what has built our success over the years and continue to concentrate on the areas that we can control – solid lending practices, controlling expenses, developing our employees and culture, and growing our relationships with our customers while continuing to provide them with uncompromising service. We will look at potential growth opportunities in our different markets that align with our strategic plan, while staying committed to the community banking model. We feel that our company has a very strong foundation and is in a positive position for the future.

Thank you for your continued commitment to Tower Bancorp, Inc.!

Sincerely,

Kermit Hicks
Chairman

Andrew Samuel
President and CEO

T

Established to provide the communities it serves with local banking decision-making, Tower Bancorp, Inc. (NASDAQ: TOBC) is the parent company of Graystone Tower Bank, a full-service community bank operating 25 branch offices in central Pennsylvania and Maryland through two divisions including 9 Graystone Bank offices serving six counties and 16 Tower Bank offices serving three counties. With an asset size of approximately $1.2 billion, the company's unparalleled competitive advantage is its 300 employees and a strong corporate culture paired with a clear vision that has provided customers with uncompromising services and individualized solutions for every financial need.

CORPORATE INFORMATION

CORPORATE OFFICE
112 Market Street
Harrisburg, PA 17101
(717) 231-2700

TRANSFER AGENT
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
(800) 525-7686

LEADERSHIP TEAM

Janak Amin
Executive Vice President of Tower Bancorp, Inc. and President & CEO of Graystone Bank Division

Carl D. Lundblad
Executive Vice President, General Counsel of Tower Bancorp, Inc.

Mark Merrill
Executive Vice President, Chief Financial Officer of Tower Bancorp, Inc.

Jeff Renninger
Executive Vice President, Chief Operating Officer of Tower Bancorp, Inc.

Andrew Samuel
President and Chief Executive Officer of Tower Bancorp, Inc.

Jeff B. Shank
Executive Vice President of Tower Bancorp, Inc. and President & CEO of Tower Bank Division

Jane Tompkins
Executive Vice President, Chief Credit Officer of Tower Bancorp, Inc.

DIRECTORS

Patricia A. Carbaugh
Administrative Assistant of John L. Grove Medical Center

James H. Craig, Jr.
Retired dentist

John DiSanto
President of Triple Crown Corporation

Marcus Faust
Private investor

Frederic M. Frederick
Partner in engineering firm of Frederick, Seibert & Associates, Inc.

Mark E. Gayman
Owner of Gaymere Farms

Kermit G. Hicks
Chairman of the Board and Owner of Hicks Chevrolet, Inc.

Harry D. Johnston
Physician

Jeffrey Lehman
President and CEO of Shank's Extracts, Inc.

Kenneth R. Lehman
Private investor and attorney

Charles C. Pearson, Jr.
Retired bank President and CEO

Michael A. Peck
President and CEO of MPC Industries, LLC.

Robert E. Poole, Jr.
Chairman, President and CEO of S&A Homes, Inc.

Terry L. Randall
President and CEO of Mellott Enterprises, Inc.

Andrew Samuel
President and CEO of Tower Bancorp, Inc.

Hasu P. Shah
Founder, Chairman and CEO of the Hersha Group

Jeff B. Shank
Executive Vice President of Tower Bancorp, Inc. and President & CEO of Tower Bank

Klare S. Sunderland
President of Sun Enterprises, Inc.

BRANCH NETWORK


Centre
Union
Snyder
Mifflin
Juniata
Perry
Dauphin
Lebanon
Berks
Huntingdon
Cumberland
Lancaster
Chester
Fulton
Franklin
Adams
York
Washington
Cecil
Harford
Carroll
Frederick
Baltimore

GRAYSTONE — BANK —

A DIVISION OF GRAYSTONE TOWER BANK

- State College
- Camp Hill
- Messiah College
- Harrisburg
- Linglestown
- Granite Run
- Meadow Brook
- Lancaster (Business Center)
- Ephrata
- Lebanon (LPO)
- York

TOWER -BANK-

A DIVISION OF GRAYSTONE TOWER BANK

- Chambersburg (3)
- Fort Loudon
- Greencastle (2)
- Mercersburg
- Waynesboro (3)
- McConnellsburg (2)
- Needmore
- Hagerstown, MD (2)
- Hancock, MD

GRAYSTONE -MORTGAGE-

- Mechanicsburg
- Lancaster
- State College
- Greencastle
- Waynesboro
- Hagerstown, MD

Item 1. Business.

History and Business

Tower Bancorp, Inc. ("Tower" or "the Corporation") is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. Tower was organized on October 12, 1983, under the laws of the Commonwealth of Pennsylvania for the purpose of acquiring The First National Bank of Greencastle, Greencastle, Pennsylvania ("First") and such other banks and bank related activities as are permitted by law and desirable. On June 1, 1984, Tower acquired 100% ownership of The First National Bank of Greencastle, issuing 159,753 shares of Tower's common stock to the former First shareholders. On June 1, 2006, Tower completed the acquisition of FNB Financial Corporation, McConnellsburg, Pennsylvania. FNB Financial Corporation was merged into Tower Bancorp, Inc. whereby FNB Financial Corporation's wholly-owned subsidiary, the First National Bank of McConnellsburg became the wholly-owned subsidiary of Tower. This transaction was accounted for in accordance with SFAS No. 141 "Business Combinations". In the merger, FNB shareholders received either 0.8663 shares of Tower common stock for each share of FNB common stock or $ 39.00 in cash for each share held, depending on shareholder elections and subject to the allocation provisions of the Merger Agreement. FNB Financial Corporation's shareholders received an aggregate of 640,381 shares of Tower's common stock and $ 2.363 million in cash in exchange for all outstanding common shares. On August 26, 2006, The First National Bank of McConnellsburg was merged with and into The First National Bank of Greencastle.

On November 12, 2008, Tower Bancorp, Inc. and Graystone Financial Corp. entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Graystone Financial Corp. will merge with and into Tower Bancorp, Inc. In the merger, Graystone shareholders will receive 0.42 shares of Tower common stock for each share of Graystone common stock they hold on the effective date of the merger. Following the transaction, current Tower shareholders will own approximately 45% and Graystone shareholders will own approximately 55% of the combined company's common stock. The shareholders of both entities have approved the combination. Pending final regulatory approvals, the merger is expected to be completed on or about April 1, 2009.

The Corporation files periodic reports with the Securities and Exchange Commission (SEC) in the form of 10-Q's - quarterly reports; 10-K - annual report; annual proxy statements and Form 8-K for any significant events that may arise during the year. Copies of the Corporation's filings may be obtained free of charge through the SEC's internet site at http://www.sec.gov. The Corporation's annual report on Form 10-K can also be obtained free of charge by accessing the Corporation's website at www.fnbgc.com.

TOWER BANCORP, INC.

FORM 10-K

INDEX

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission file number: ~~0-12826~~ 1-34277

TOWER BANCORP, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania (State or other jurisdiction of Incorporation or organization)	25-1445946 (I.R.S. Employer Identification No.)
Center Square, Greencastle, Pennsylvania (Address of principal executive offices)	17225 (Zip Code)
Registrant's telephone number, including area code:	(717) 597-2137

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:

Title of each class

Common Stock, no Par Value — The Common Stock is not registered on any exchange.

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file report pursuant to Section 13 or 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "accelerated filer, large accelerated filer, and smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer [ ] Accelerated filer [X] Non-accelerated filer [ ]
(Do not check if a smaller reporting company) Smaller Reporting Company [ ]

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

As of June 30, 2008, 2,315,793 shares of the registrant's common stock were outstanding. The aggregate market value of such shares held by nonaffiliates on that date was $ 76,164,000. As of December 31, 2008, there were 2,315,480 shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the annual shareholders report for the year ended December 31, 2008 are incorporated by reference into Parts I and II. Portions of the Proxy Statement for the 2009 Annual Meeting of Security Holders are incorporated by reference in Part III of this Form 10-K.

Copies of the Corporation's filings are also available to be read and copied at the SEC's Public Reference Room at 100 F Street N. W., Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

Tower's primary activity consists of owning and supervising its subsidiary, The First National Bank of Greencastle, which is engaged in providing banking and bank related services in South Central Pennsylvania, principally Franklin County, where its sixteen branches are located in Quincy, Shady Grove, Waynesboro, Mercersburg, Chambersburg (2), Laurich, Rouzerville, McConnellsburg (2), Needmore, and Fort Loudon, Pennsylvania, Hancock and Hagerstown, Maryland (2), as well as its main office in Greencastle, Pennsylvania. The day-to-day management of First is conducted by the subsidiary's officers. Tower derives the majority of its current income from First.

Tower has no employees other than its three officers who are also employees of First, its subsidiary. On December 31, 2008, First had 164 full-time and 24 part-time employees.

Tower contemplates that in the future it will evaluate and may acquire, or may cause its subsidiaries to acquire, other banks. Tower also may seek to enter businesses closely related to banking or to acquire existing companies already engaged in such activities. Any acquisition by Tower will require prior approval of the Board of Governors of the Federal Reserve System, the Pennsylvania Department of Banking, and, in some instances, other regulatory agencies and its shareholders.

Business of First

First was organized as a national bank in 1983 as part of an agreement and plan of merger between Tower and The First National Bank of Greencastle, the predecessor of First, under which First became a wholly-owned subsidiary of Tower. As indicated, First is the successor to The First National Bank of Greencastle which was originally organized in 1864.

First is engaged in commercial banking as authorized by the National Bank Act. This involves accepting demand, time and savings deposits and granting loans (consumer, commercial, real estate, business) to individuals, corporations, partnerships, associations, municipalities and other governmental bodies.

First grants agribusiness, commercial, and residential loans to customers throughout the Cumberland Valley area; Franklin and Fulton Counties, Pennsylvania; and Washington County, Maryland. It maintains a diversified loan portfolio and evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon the extension of credit, is based on management's credit evaluation of the customer. Collateral held varies, but generally includes equipment and real estate. The concentrations of credit by type of loan are set forth on the face of the balance sheet (page 6 of the Annual Report to Shareholders).

In 2000, First entered into an affiliation agreement with Sentry Trust Company, a Pennsylvania Limited Purpose Bank, ("Sentry") whereby Sentry acquired from First the right to service the trust accounts of First. Through this affiliation agreement, trust and other financial services were provided to First's customers by Sentry. In 2006, First reacquired from Sentry the right to service the trust accounts of First. First reestablished a Trust Department in the third quarter of 2006.

As of December 31, 2008, First had total assets of approximately $ 540 million, total shareholders' equity of approximately $ 63 million and total deposits of approximately $ 421 million.

Regulation and Supervision

Tower is a bank holding company within the meaning of the Bank Holding Company Act of 1956 ("BHC Act"), and is registered as such with the Board of Governors of the Federal Reserve System ("FRB"). As a registered bank holding company, the parent company is required to file with the FRB certain reports and information. Tower is also subject to examination by the FRB and is restricted in its acquisitions, certain of which are subject to approval by the FRB. In addition, the parent company would be required to obtain the approval of the Pennsylvania State Banking Department in order for it to acquire certain bank and nonbank subsidiaries.

Under the BHC Act, a bank holding company is, with limited exceptions, prohibited from (i) acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or (ii) engaging in any activity other than managing or controlling banks. With the prior approval of the FRB, however, a bank holding company may own shares of a company engaged in activities which the FRB determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In addition, federal law imposes certain restrictions on transactions between Tower and its subsidiary, First. As an affiliate of First, Tower is subject, with certain exceptions, to provisions of federal law imposing limitations on, and requiring collateral for, extensions of credit by First to its affiliates.

The operations of First are subject to federal and state statutes applicable to banks chartered under the banking laws of the United States, to members of the Federal Reserve System and to banks whose deposits are insured by the Federal Deposit Insurance Corporation. Bank operations are also subject to regulations of the Office of the Comptroller of the Currency, the Federal Reserve Board and the Federal Deposit Insurance Corporation.

The primary supervisory authority of First is the Office of the Comptroller of the Currency ("OCC"), who regularly examines such areas as reserves, loans, investments, management practices and other aspects of bank operations. These examinations are designed primarily for the protection of First's depositors.

Federal and state banking laws and regulations govern, among other things, the scope of a bank's business, the investments a bank may make, the reserves against deposits a bank must maintain, the loans a bank makes and collateral it takes, the maximum interest rates a bank may pay on deposits, the activities of a bank with respect to mergers and consolidations, and the establishment of branches, and management practices and other aspects of banking operations. See Note 20 of the Notes to Financial Statements (Exhibit 13) for a discussion of the limitations on the availability of Tower's subsidiary's undistributed earnings for the payment of dividends due to such regulation and other reasons.

The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") provides among other things that a financial institution insured by the Federal Deposit Insurance Corporation ("FDIC") sharing common ownership with a failed institution can be required to indemnify the FDIC for its losses resulting from the insolvency of the failed institution, even if such indemnification causes the affiliated institution also to become insolvent. Tower currently has only one subsidiary insured by the FDIC and as a result has not been significantly affected by the aforementioned provisions of FIRREA.

The OCC issued guidelines which, effective December 31, 1990, imposed upon national banks risk-based capital and leverage standards. These capital requirements of bank regulators are discussed in Note 20 of the notes to financial statements. Failure to meet applicable capital guidelines could subject a national bank to a variety of enforcement remedies available to the federal regulatory authorities. Depending upon circumstances, the regulatory agencies may require an institution to surpass minimum capital ratios established by the OCC and the FRB.

In December 1991, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") was enacted. FDICIA contains provisions limiting activities and business methods of depository institutions. FDICIA requires the primary federal banking regulators to promulgate regulations setting forth standards relating to, among other things, internal controls and audit systems; credit underwriting and loan documentation; interest rate exposure and other off-balance sheet assets and liabilities; and compensation of directors and officers. FDICIA also provides for expanded regulation of depository institutions and their affiliates, including parent holding companies, by such institutions' primary federal banking regulator. Each primary federal banking regulator is required to specify, by regulation, capital standards for measuring the capital adequacy of the depository institutions it supervises and, depending upon the extent to which a depository institution does not meet such capital adequacy measures, the primary federal banking regulator may prohibit such institution from paying dividends or may require such institution to take other steps to become adequately capitalized.

FDICIA establishes five capital tiers, ranging from "well capitalized", to "critically undercapitalized". A depository institution is well capitalized if it significantly exceeds the minimum level required by regulation for each relevant capital measure. Under FDICIA, an institution that is not well capitalized is generally prohibited from accepting brokered deposits and offering interest rates on deposits higher than the prevailing rate in its market; in addition, "pass through" insurance coverage may not be available for certain employee benefit accounts. FDICIA also requires an undercapitalized depository institution to submit an acceptable capital restoration plan to the appropriate federal bank regulatory agency. One requisite element of such a plan is that the institution's parent holding company must guarantee compliance by the institution with the plan, subject to certain limitations. In the event of the parent holding company's bankruptcy, the guarantee, and any other commitments that the parent holding company has made to federal bank regulators to maintain the capital of its depository institution subsidiaries, would be assumed by the bankruptcy trustee and entitled to priority in payment.

Based on their respective regulatory capital ratios at December 31, 2008, the Bank is considered well capitalized, based on the definitions in the regulations issued by the Federal Reserve Board and the other federal bank regulatory agencies setting forth the general capital requirements mandated by FDICIA. See "Capital Funds" in management's discussion and analysis in Tower's annual report as shown in Item 7.

A federal depositor preference statute was enacted in 1993 providing that deposits and certain claims for administrative expenses and employee compensation against an insured depository institution would be afforded a priority over other general claims against such an institution, including federal funds and letters of credit, in the "liquidation or other resolution" of such an institution by any receiver.

Other Federal Laws and Regulations

Our operations are subject to additional federal laws and regulations applicable to financial institutions, including, without limitation:

- Privacy provisions of the Gramm-Leach-Bliley Act and related regulations, which require us to maintain privacy policies intended to safeguard customer financial information, to disclose the policies to our customers and to allow customers to "opt out" of having their financial service providers disclose their confidential financial information to non-affiliated third parties, subject to certain exceptions;
- Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

- Consumer protection rules for the sale of insurance products by depository institutions, adopted pursuant to the requirements of the Gramm-Leach-Bliley Act; and
- USA Patriot Act, which requires financial institutions to take certain actions to help prevent, detect and prosecute international money laundering and the financing of terrorism.

Sarbanes-Oxley Act of 2002

On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act represents a comprehensive revision of laws affecting corporate governance, accounting obligations and corporate reporting. The Sarbanes-Oxley Act is applicable to all companies with equity securities registered or that file reports under the Securities Exchange Act of 1934. In particular, the Sarbanes-Oxley Act establishes: (i) new requirements for audit committees, including independence, expertise, and responsibilities; (ii) additional responsibilities regarding financial statements for the Chief Executive Officer and Chief Financial Officer of the reporting company; (iii) new standards for auditors and regulation of audits; (iv) increased disclosure and reporting obligations for the reporting company and its directors and executive officers; and (v) new and increased civil and criminal penalties for violations of the securities laws. Many of the provisions were effective immediately while other provisions become effective over a period of time and are subject to rulemaking by the SEC. Because the Corporation's common stock is registered with the SEC, it is currently subject to this Act.

The earnings of First, and therefore the earnings of Tower, are affected by general economic conditions, management policies, and the legislative and governmental actions of various regulatory authorities including the FRB, the OCC and the FDIC.

In addition to banking and securities laws, regulations and regulatory agencies, the Corporation also is subject to various other laws, regulations and regulatory agencies throughout the United States. Furthermore, various proposals, bills and regulations have been and are being considered in the United States Congress, and various other governmental regulatory and legislative bodies, which could result in changes in the profitability and governance of the Corporation. It cannot be predicted whether new legislation or regulations will be adopted and, if so, how they would affect the Corporation.

Recent Developments

The global and U.S. economies are experiencing significantly reduced business activity as a result of, among other factors, disruptions in the financial system during the past year. Dramatic declines in the housing market during the past year, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to credit default swaps and other derivative securities, have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail.

Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced, and in some cases, ceased to provide funding to borrowers, including other financial institutions. The availability of credit, confidence in the financial sector, and level of volatility in the financial markets have been significantly adversely affected as a result. In recent weeks, volatility and disruption in the capital and credit markets has reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit capacity for certain issuers without regard to those issuers' underlying financial strength.

In response to the financial crises affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions, on October 3, 2008, the Emergency Economic Stabilization Act of 2008 (the "EESA") was signed into law. Pursuant to the EESA, the U.S. Treasury will have the authority to, among other things, purchase up to $700 billion of mortgages, mortgage-backed securities and certain other financial instruments from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets. The EESA included a provision for a temporary increase in FDIC insurance from $ 100,000 to $250,000 per depositor through December 31, 2009.

On October 14, 2008, Secretary Paulson, after consulting with the Federal Reserve and the FDIC, announced that the Department of the Treasury will purchase equity stakes in a wide variety of banks and thrifts. Under this program, known as the Troubled Asset Relief Program ("TARP") Capital Purchase Program, from the $ 700 billion authorized by the EESA, the Treasury will make $ 250 billion of capital available to U.S. financial institutions in the form of preferred stock. In conjunction with the purchase of preferred stock, the Treasury will receive warrants to purchase common stock with an aggregate market price equal to 15% of the preferred investment. Participating financial institutions will be required to adopt the Treasury's standards for executive compensation and corporate governance for the period during which the Treasury holds equity issued under TARP Capital Purchase Program.

Also on October 14, 2008, after receiving a recommendation from the boards of the FDIC and the Federal Reserve, and consulting with the President, Secretary Paulson signed the systemic risk exception to the FDIC Act, enabling the FDIC to temporarily provide a 100% guarantee of the senior debt of all FDIC-insured institutions and their holding companies (the "Debt Guarantee Program"), as well as deposits in non-interest bearing transaction deposit accounts (the "Transaction Account Guarantee Program") under a Temporary Liquidity Guarantee Program. Coverage under the Temporary Liquidity Guarantee

Program was available until November 12, 2008 without charge and thereafter at a cost of 75 basis points per annum for senior unsecured debt and 10 basis points per annum for non-interest bearing transaction deposits. The Corporation has elected to not participate in the TARP Capital Purchase Program or the Debt Guarantee Program. The Corporation opted into the Transaction Account Guarantee Program.

It is not clear at this time what impact the EESA, TARP Capital Purchase Program, the Temporary Liquidity Guarantee Program, other liquidity and funding initiatives of the Federal Reserve and other agencies that have been previously announced, and any additional programs that may be initiated in the future will have on the financial markets and the other difficulties described above, including the extreme levels of volatility and limited credit availability currently being experienced, or on the U.S. banking and financial industries and the broader U.S. and global economies. Further adverse effects could have an adverse effect on the Corporation and its business.

References under the caption "Supervision and Regulation" to applicable statutes, regulations and orders are brief summaries of portions thereof which do not purport to be complete and which are qualified in their entirety by reference thereto.

Important Factors Relating to Forward Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their companies without fear of litigation so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in such statements. In connection with certain statements made in this report and those that may be made in the future by or on behalf of the Corporation which are identified as forward-looking statements, the Corporation notes that the following important factors, among others, could cause actual results to differ materially from those set forth in any such forward-looking statements. Further, such forward-looking statements speak only as of the date on which such statement or statements are made, and the Corporation undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

The business and profitability of a financial services organization such as the Corporation is influenced by prevailing economic conditions and governmental policies. The actions and policy directives of the Federal Reserve Board determine to a significant degree the cost and the availability of funds obtained from money market sources for lending and investing. Federal Reserve Board policies and regulations also influence, directly and indirectly, the rates of interest paid by commercial banks on their interest-bearing deposits and may also impact the value of financial instruments held by the Corporation. The nature and impact on the Corporation of future changes in economic and market conditions and monetary and fiscal policies, both foreign and domestic, are not predictable, and are beyond the Corporation's control. In addition, these conditions and policies can impact the Corporation's customers and counterparties which may increase the risk of default on their obligations to the Corporation and its affiliates. They can also affect the competitive conditions in the markets and products within which the Corporation operates, which can have an adverse impact on the Corporation's ability to maintain its revenue streams.

As part of its ongoing business, the Corporation assumes financial exposures to interest rates, currencies, equities and other financial products. In doing so, the Corporation is subject to unforeseen events which may not have been anticipated or which may have effects which exceed those assumed within its risk management processes. This risk can be accentuated by volatility and reduction in liquidity in those markets which in turn can impact the Corporation's ability to hedge and trade the positions concerned. In addition, the Corporation is dependent on its ability to access the financial markets for its funding needs.

As noted in "Supervision and Regulation", the Corporation is regulated by and subject to various regulators. The actions of these regulators can have an impact on the profitability and governance of the Corporation. Increases by regulatory authorities of minimum capital, reserve, deposit insurance and other financial viability requirements can also affect the Corporation's profitability.

The Corporation is subject to operational and control risk which is the potential for loss caused by a breakdown in communication, information, processing and settlement systems or processes or a lack of compliance with the procedures on which they rely either within the Corporation or within the broader financial systems infrastructure.

As with any financial institution, the Corporation is also subject to the risk of litigation and to an unexpected or adverse outcome in such litigation. Competitive pressures in the marketplace and unfavorable or adverse publicity and news coverage can have the effect of lessening customer demand for the Corporation's services. Ultimately, the Corporation's businesses and its success are dependent on the Corporation's ability to attract and retain high quality employees.

Competition

First's principal market area consists of Franklin and Fulton Counties, Pennsylvania and the northcentral and northwest portions of Washington County, Maryland. It services a substantial number of depositors in this market area, with the greatest concentration within a limited radius of Greencastle, Pennsylvania.

First, like other depository institutions, has been subjected to competition from less heavily regulated entities such as brokerage firms, money market funds, consumer finance and credit card companies and other commercial banks, many of which are larger than First. First is generally competitive with all competing financial institutions in its service area with respect to interest rates paid on time and savings deposits, service charges on deposit accounts and interest rates charged on loans.

The Corporation files periodic reports with the Securities and Exchange Commission (SEC) in the form of 10-Q's - quarterly reports; 10-K - annual report; 14A - annual proxy statements and Form 8-K for any significant events that may arise during the year. Copies of the Corporation's filings may be obtained through the SEC's internet site at www.sec.gov or may be obtained free of charge upon written request furnished to: Mr. Franklin T. Klink, III, CFO, Tower Bancorp, Inc., P. O. Box 8, Center Square, Greencastle, Pennsylvania 17225.

Item 1a. Risk Factors

An investment in the Corporation's common stock is subject to risks inherent to the Corporation's business. The material risks and uncertainties that management believes affect the Corporation are described below. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included or incorporated by reference in this report. The risks and uncertainties described below are not the only ones facing the Corporation. Additional risks and uncertainties that management is not aware of or focused on, or that management currently deems immaterial may also impair the Corporation's business operations. This report is qualified in its entirety by these risk factors.

If any of the following risks actually occur, the Corporation's financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of the Corporation's common stock could decline significantly, and you could lose all or part of your investment.

Risks Related To The Corporation's Business

The Corporation is subject to interest rate risk.

The Corporation's earnings and cash flows are largely dependent upon its net interest income. Net interest income is the difference between interest income earned on interest-earning assets such as loans and securities and interest expense paid on interest-bearing liabilities such as deposits and borrowed funds. Interest rates are highly sensitive to many factors that are beyond the Corporation's control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Board of Governors of the Federal Reserve System. Changes in monetary policy, including changes in interest rates, could influence not only the interest the Corporation receives on loans and securities and the amount of interest it pays on deposits and borrowings, but such changes could also affect (i) the Corporation's ability to originate loans and obtain deposits, (ii) the fair value of the Corporation's financial assets and liabilities, and (iii) the average duration of the Corporation's mortgage-backed securities portfolio. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, the Corporation's net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings.

Although management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on the Corporation's results of operations, any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on the Corporation's financial condition and results of operations.

The soundness of other financial institutions may adversely affect us.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. The Corporation has exposure to many different industries and counterparties, and routinely executes transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional clients. Many of these transactions expose the Corporation to credit risk in the event of a default by a counterparty or client. In addition, the Corporation's credit risk may be exacerbated when the collateral held by the Corporation cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due to the Corporation. Any such losses could have a material adverse affect on the Corporation's financial condition and results of operations.

Current levels of market volatility are unprecedented and may have materially adverse effects on our liquidity and financial condition.

The capital and credit markets have been experiencing extreme volatility and disruption for more than 12 months. In recent weeks, the volatility and disruption have reached unprecedented levels. In some cases, the markets have exerted downward pressure on stock prices, security prices and credit capacity for certain issuers without regard to those issuers' underlying financial strength. If the current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience adverse effects, which may be material, on our liquidity, financial condition and profitability.

The Corporation is subject to lending risk

There are inherent risks associated with the Corporation's lending activities. These risks include, among other things, the impact of changes in interest rates and changes in the economic conditions in the markets where the Corporation operates as well as those across the Commonwealth of Pennsylvania and the United States. Increases in interest rates and/or weakening economic conditions could adversely impact the ability of borrowers to repay outstanding loans or the value of the collateral securing these loans. The Corporation is also subject to various laws and regulations that affect its lending activities. Failure to comply with applicable laws and regulations could subject the Corporation to regulatory enforcement action that could result in the assessment of significant civil money penalties against the Corporation.

As of December 31, 2008, approximately 6% of the Corporation's loan portfolio consisted of commercial and industrial loans. These types of loans are generally viewed as having more risk of default than residential real estate loans or consumer loans. These types of loans are also typically larger than residential real estate loans and consumer loans. Because the Corporation's loan portfolio contains a significant number of commercial and industrial loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in non-performing loans. An increase in non-performing loans could result in a net loss of earnings from these loans, an increase in the provision for possible loan losses and an increase in loan charge-offs, all of which could have a material adverse effect on the Corporation's financial condition and results of operations.

If the Corporation's allowance for loan losses is not sufficient to cover actual loan losses, its earnings could decrease.

The Corporation's loan customers may not repay their loans according to the terms of their loans, and the collateral securing the payment of their loans may be insufficient to assure repayment. The Corporation may experience significant credit losses, which could have a material adverse effect on its operating results. The Corporation makes various assumptions and judgments about the collectability of its loan portfolio, including the creditworthiness of its borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of its loans. In determining the amount of the allowance for loan losses, the Corporation reviews its loans and its loss and delinquency experience, and the Corporation evaluates economic conditions. If its assumptions prove to be incorrect, its allowance for loan losses may not cover inherent losses in its loan portfolio at the date of its financial statements. Material additions to the Corporation's allowance would materially decrease its net income. At December 31, 2008, its allowance for loan losses totaled $ 4,597,000, representing 1.10% of its total loans.

Although the Corporation believes it has underwriting standards to manage normal lending risks, it is difficult to assess the future performance of its loan portfolio due to the relatively recent origination of many of these loans. The Corporation can give you no assurance that its non-performing loans will not increase or that its non-performing or delinquent loans will not adversely affect its future performance.

In addition, federal and state regulators periodically review the Corporation's allowance for loan losses and may require it to increase its allowance for loan losses or recognize further loan charge-offs. Any increase in its allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a material adverse effect on its results of operations and financial condition.

The Corporation is subject to environmental liability risk associated with lending activities

A significant portion of the Corporation's loan portfolio is secured by real property. During the ordinary course of business, the Corporation may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, the Corporation may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require the Corporation to incur substantial expenses and may materially reduce the affected property's value or limit the Corporation's ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase the Corporation's exposure to environmental liability. Although the Corporation has policies and procedures to perform an environmental review before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on the Corporation's financial condition and results of operations.

The Corporation's profitability depends significantly on economic conditions in the Commonwealth of Pennsylvania

The Corporation's success depends primarily on the general economic conditions of the Commonwealth of Pennsylvania and the specific local markets in which the Corporation operates. Unlike larger national or other regional banks that are more geographically diversified, the Corporation provides banking and financial services to customers primarily in the Franklin and Fulton Counties, Pennsylvania and Washington County, Maryland area. The local economic conditions in these areas have a significant impact on the demand for the Corporation's products and services as well as the ability of the Corporation's customers to repay loans, the value of the collateral securing loans and the stability of the Corporation's deposit funding sources. A significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, outbreak of hostilities or other international or domestic occurrences, unemployment, changes in securities markets or other factors could impact these local economic conditions and, in turn, have a material adverse effect on the Corporation's financial condition and results of operations.

Competition from other financial institutions may adversely affect the Corporation's profitability.

The Corporation's banking subsidiary faces substantial competition in originating both commercial and consumer loans. This competition comes principally from other banks, savings institutions, mortgage banking companies and other lenders. Many of its competitors enjoy advantages, including greater financial resources and higher lending limits, a wider geographic presence, more accessible branch office locations, the ability to offer a wider array of services or more favorable pricing alternatives, as well as lower origination and operating costs. This competition could reduce the Corporation's net income by decreasing the number and size of loans that its banking subsidiary originate and the interest rates they may charge on these loans.

In attracting business and consumer deposits, its banking subsidiary faces substantial competition from other insured depository institutions such as banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. Many of the Corporation's competitors enjoy advantages, including greater financial resources, more aggressive marketing campaigns, better brand recognition and more convenient branch locations. These competitors may offer higher interest rates than the Corporation, which could decrease the deposits that it attracts or require it to increase its rates to retain existing deposits or attract new deposits. Increased deposit competition could adversely affect the Corporation's ability to generate the funds necessary for lending operations. As a result, it may need to seek other sources of funds that may be more expensive to obtain and could increase its cost of funds.

The Corporation's banking subsidiary also competes with non-bank providers of financial services, such as brokerage firms, consumer finance companies, credit unions, insurance agencies and governmental organizations which may offer more favorable terms. Some of its non-bank competitors are not subject to the same extensive regulations that govern its banking operations. As a result, such non-bank competitors may have advantages over the Corporation's banking subsidiary in providing certain products and services. This competition may reduce or limit its margins on banking services, reduce its market share and adversely affect its earnings and financial condition.

The Corporation is subject to extensive government regulation and supervision

The Corporation, primarily through the Bank, is subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole, not shareholders. These regulations affect the Corporation's lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect the Corporation in substantial and unpredictable ways. Such changes could subject the Corporation to additional costs, limit the types of financial services and products the Corporation may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on the Corporation's business, financial condition and results of operations. While the Corporation has policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur.

The Corporation's controls and procedures may fail or be circumvented

Management regularly reviews and updates the Corporation's internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of the Corporation's controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on the Corporation's business, results of operations and financial condition.

New lines of business or new products and services may subject the Corporation to additional risks

From time to time, the Corporation may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services the Corporation may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of the Corporation's system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on the Corporation's business, results of operations and financial condition.

The Corporation's ability to pay dividends depends primarily on dividends from its banking subsidiary, which is subject to regulatory limits.

The Corporation is a bank holding company and its operations are conducted by its subsidiary. Its ability to pay dividends depends on its receipt of dividends from its subsidiary. Dividend payments from its banking subsidiary are subject to legal and regulatory limitations, generally based on net profits and retained earnings, imposed by the various banking regulatory agencies. The ability of its subsidiary to pay dividends is also subject to its profitability, financial condition, capital expenditures and other cash flow requirements. There is no assurance that its subsidiary will be able to pay dividends in the future or that the Corporation will generate adequate cash flow to pay dividends in the future. The Corporation's failure to pay dividends on its common stock could have a material adverse effect on the market price of its common stock.

The Corporation's future acquisitions could dilute your ownership and may cause it to become more susceptible to adverse economic events.

The Corporation may use its common stock to acquire other companies or make investments in banks and other complementary businesses with its common stock in the future. The Corporation may issue additional shares of common stock to pay for future acquisitions, which would dilute your ownership interest in the Corporation. Future business acquisitions could be material to the Corporation, and the degree of success achieved in acquiring and integrating these businesses into the Corporation could have a material effect on the value of the Corporation's common stock. In addition, any acquisition could require it to use substantial cash or other liquid assets or to incur debt. In those events, it could become more susceptible to economic downturns and competitive pressures.

The Corporation may not be able to attract and retain skilled people.

The Corporation's success depends, in large part, on its ability to attract and retain key people. Competition for the best people in most activities engaged in by the Corporation can be intense and the Corporation may not be able to hire people or to retain them. The unexpected loss of services of one or more of the Corporation's key personnel could have a material adverse impact on the Corporation's business because of their skills, knowledge of the Corporation's market, years of industry experience and the difficulty of promptly finding qualified replacement personnel. The Corporation does not currently have employment agreements or non-competition agreements with any of its senior officers.

The Corporation's information systems may experience an interruption or breach in security

The Corporation relies heavily on communications and information systems to conduct its business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in the Corporation's customer relationship management, general ledger, deposit, loan and other systems. While the Corporation has policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of its information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of the Corporation's information systems could damage the Corporation's reputation, result in a loss of customer business, subject the Corporation to additional regulatory scrutiny, or expose the Corporation to civil litigation and possible financial liability, any of which could have a material adverse effect on the Corporation's financial condition and results of operations.

The Corporation continually encounters technological change

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. The Corporation's future success depends, in part, upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in the Corporation's operations. Many of the Corporation's competitors have substantially greater resources to invest in technological improvements. The Corporation may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on the Corporation's business and, in turn, the Corporation's financial condition and results of operations.

The Corporation is subject to claims and litigation pertaining to fiduciary responsibility

From time to time, customers make claims and take legal action pertaining to the Corporation's performance of its fiduciary responsibilities. Whether customer claims and legal action related to the Corporation's performance of its fiduciary responsibilities are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to the Corporation they may result in significant financial liability and/or adversely affect the market perception of the Corporation and its products and services as well as impact customer demand for those products and services. Any financial liability or reputation damage could have a material adverse effect on the Corporation's business, which, in turn, could have a material adverse effect on the Corporation's financial condition and results of operations.

Severe weather, natural disasters, acts of war or terrorism and other external events could significantly impact the Corporation's business

Severe weather, natural disasters, acts of war or terrorism and other adverse external events could have a significant impact on the Corporation's ability to conduct business. Such events could affect the stability of the Corporation's deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause the Corporation to incur additional expenses. Severe weather or natural disasters, acts of war or terrorism or other adverse external events may occur in the future. Although management has established disaster recovery policies and procedures, the occurrence of any such event could have a material adverse effect on the Corporation's business, which, in turn, could have a material adverse effect on the Corporation's financial condition and results of operations.

Risks Associated With The Corporation's Common Stock

The Corporation's stock price can be volatile

Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. The Corporation's stock price can fluctuate significantly in response to a variety of factors including, among other things:

- Actual or anticipated variations in quarterly results of operations.
- Recommendations by securities analysts.
- Operating and stock price performance of other companies that investors deem comparable to the Corporation.
- News reports relating to trends, concerns and other issues in the financial services industry.

- Perceptions in the marketplace regarding the Corporation and/or its competitors.
- New technology used, or services offered, by competitors.
- Significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or its competitors.
- Failure to integrate acquisitions or realize anticipated benefits from acquisitions.
- Changes in government regulations.
- Geopolitical conditions such as acts or threats of terrorism or military conflicts.

General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause the Corporation's stock price to decrease regardless of operating results.

The trading volume in the Corporation's common stock is less than that of other larger financial services companies

The Corporation's common stock is listed for trading on OTCBB, and the trading volume in its common stock is less than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of the Corporation's common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which the Corporation has no control. Given the lower trading volume of the Corporation's common stock, significant sales of the Corporation's common stock, or the expectation of these sales, could cause the Corporation's stock price to fall.

An investment in the Corporation's common stock is not an insured deposit

The Corporation's common stock is not a bank deposit and, therefore, is not insured against loss by the Federal Deposit Insurance Corporation (FDIC), any other deposit insurance fund or by any other public or private entity. Investment in the Corporation's common stock is inherently risky for the reasons described in this "Risk Factors" section and elsewhere in this report and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire the Corporation's common stock, you may lose some or all of your investment.

The Corporation's Articles of Incorporation, By-Laws and Shareholders Rights Plan as well as certain banking laws may have an anti-takeover effect

Provisions of the Corporation's articles of incorporation and by-laws, federal banking laws, including regulatory approval requirements, and the Corporation's stock purchase rights plan could make it more difficult for a third party to acquire the

The Corporation is subject to claims and litigation pertaining to fiduciary responsibility

From time to time, customers make claims and take legal action pertaining to the Corporation's performance of its fiduciary responsibilities. Whether customer claims and legal action related to the Corporation's performance of its fiduciary responsibilities are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to the Corporation they may result in significant financial liability and/or adversely affect the market perception of the Corporation and its products and services as well as impact customer demand for those products and services. Any financial liability or reputation damage could have a material adverse effect on the Corporation's business, which, in turn, could have a material adverse effect on the Corporation's financial condition and results of operations.

Severe weather, natural disasters, acts of war or terrorism and other external events could significantly impact the Corporation's business

Severe weather, natural disasters, acts of war or terrorism and other adverse external events could have a significant impact on the Corporation's ability to conduct business. Such events could affect the stability of the Corporation's deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause the Corporation to incur additional expenses. Severe weather or natural disasters, acts of war or terrorism or other adverse external events may occur in the future. Although management has established disaster recovery policies and procedures, the occurrence of any such event could have a material adverse effect on the Corporation's business, which, in turn, could have a material adverse effect on the Corporation's financial condition and results of operations.

Risks Associated With The Corporation's Common Stock

The Corporation's stock price can be volatile

Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. The Corporation's stock price can fluctuate significantly in response to a variety of factors including, among other things:

- Actual or anticipated variations in quarterly results of operations.
- Recommendations by securities analysts.
- Operating and stock price performance of other companies that investors deem comparable to the Corporation.
- News reports relating to trends, concerns and other issues in the financial services industry.

Corporation, even if doing so would be perceived to be beneficial to the Corporation's shareholders. The combination of these provisions effectively inhibits a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of the Corporation's common stock.

Risks Associated With The Corporation's Industry

Future governmental regulation and legislation could limit the Corporation's future growth.

The Corporation is a registered bank holding company, and its subsidiary bank is a depository institution whose deposits are insured by the Federal Deposit Insurance Corporation ("FDIC"). As a result, the Corporation is subject to various regulations and examinations by various regulatory authorities. In general, statutes establish the corporate governance and eligible business activities for the Corporation, certain acquisition and merger restrictions, limitations on inter-company transactions such as loans and dividends, and capital adequacy requirements, requirements for anti-money laundering programs and other compliance matters, among other regulations. The Corporation is extensively regulated under federal and state banking laws and regulations that are intended primarily for the protection of depositors, federal deposit insurance funds and the banking system as a whole. Compliance with these statutes and regulations is important to its ability to engage in new activities and to consummate additional acquisitions.

In addition, the Corporation is subject to changes in federal and state tax laws as well as changes in banking and credit regulations, accounting principles and governmental economic and monetary policies. The Corporation cannot predict whether any of these changes may adversely and materially affect it. Federal and state banking regulators also possess broad powers to take supervisory actions as they deem appropriate. These supervisory actions may result in higher capital requirements, higher insurance premiums and limitations on the Corporation's activities that could have a material adverse effect on its business and profitability. While these statutes are generally designed to minimize potential loss to depositors and the FDIC insurance funds, they do not eliminate risk, and compliance with such statutes increases the Corporation's expense, requires management's attention and can be a disadvantage from a competitive standpoint with respect to non-regulated competitors.

The earnings of financial services companies are significantly affected by general business and economic conditions

The Corporation's operations and profitability are impacted by general business and economic conditions in the United States and abroad. These conditions include short-term and long-term interest rates, inflation, money supply, political issues, legislative and regulatory changes, fluctuations in both debt and equity capital markets, broad trends in industry and finance, and the strength of the U.S. economy and the local economies in which the Corporation operates, all of which are beyond the Corporation's control. Deterioration in economic conditions could result in an increase in loan delinquencies and non-performing assets, decreases in loan collateral values and a decrease in demand for the Corporation's products and services, among other things, any of which could have a material adverse impact on the Corporation's financial condition and results of operations.

Financial services companies depend on the accuracy and completeness of information about customers and counterparties

In deciding whether to extend credit or enter into other transactions, the Corporation may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. The Corporation may also rely on representations of those customers, counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could have a material adverse impact on the Corporation's business and, in turn, the Corporation's financial condition and results of operations.

Consumers may decide not to use banks to complete their financial transactions

Technology and other changes are allowing parties to complete financial transactions that historically have involved banks through alternative methods. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts or mutual funds. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, known as "disintermediation", could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost deposits as a source of funds could have a material adverse effect on the Corporation's financial condition and results of operations.

Item 1b. Unresolved Staff Comments

None

Item 2. Properties.

First owns buildings at Center Square, Greencastle, Pennsylvania (its corporate headquarters); Shady Grove, Pennsylvania; 4136 Lincoln Way West, (Laurich Branch), Chambersburg, Pennsylvania; Quincy, Pennsylvania; Waynesboro, Pennsylvania; 18233 Maugans Avenue, Hagerstown, Maryland; Lincoln Way East, Chambersburg, Pennsylvania; two in McConnellsburg, Pennsylvania; Needmore, Pennsylvania; Fort Loudon, Pennsylvania;

Rouzerville, Pennsylvania; Mercersburg, Pennsylvania; and Hancock, Maryland. In addition, First leases approximately 1,880 square feet located at 488 Gateway Avenue, Chambersburg, Pennsylvania, and 3,560 square feet located at 1101 Professional Court, Hagerstown, Maryland. Offices of the bank are located in each of these buildings. The bank's call center is located in leased space at 1580 Buchanan Trail East, Greencastle, Pennsylvania.

Item 3. Legal Proceedings.

Tower is an occasional party to legal actions arising in the ordinary course of its business. In the opinion of Tower's management, Tower has adequate legal defenses and/or insurance coverage respecting any and each of these actions and does not believe that they will materially affect Tower's operations or financial position.

Item 4. Submission of Matters to Vote of Security Holders.

None.

Item 5. Market for Registrant's Common Stock, Related Security Holder Matters and Issuer Purchases of Equity Securities.

Tower's common stock is not traded on a national securities exchange, but is traded on the OTCBB under the symbol TOBC. At December 31, 2008, the approximate number of shareholders of record was 1,238. The price ranges for Tower common stock set forth below are the approximate high and low bid prices obtained from brokers who make a market in the stock and do not reflect prices in actual transactions.

	Period	Dividends	Market Price
2008	1st Quarter	$ .28	$ 38.25 - $ 41.50
	2nd Quarter	.28	37.10 - 39.45
	3rd Quarter	.28	28.50 - 38.50
	4th Quarter	.28	19.00 - 32.00
2007	1st Quarter	$ .26	$ 43.70 - $ 44.75
	2nd Quarter	.26	43.15 - 44.75
	3rd Quarter	.26	42.10 - 44.25
	4th Quarter	.28	41.10 - 42.50

ISSUER PURCHASES OF EQUITY SECURITIES

Period	**(a) Total number of shares purchased**	**(b) Average price paid per share**	**(c) Total number of shares purchased as part of publicly announced plan**	**(d) Maximum number of shares that may yet be purchased under the plan**
October 2008	0	N/A	0	33,865
November 2008	0	N/A	0	33,865
December 2008	0	N/A	0	33,865
Total	0	N/A	0	33,865

On September 13, 2006, Tower Bancorp, Inc. announced a stock repurchase plan approving the purchase of up to 100,000 shares as conditions allow. The plan may be suspended at any time without prior notice and has no prescribed time limit in which to fill the authorized purchase amount. As of December 31, 2008, 66,135 shares have been purchased under the program.

Shareholder Return Performance Graph

A line graph is set forth below. The graph compares the yearly change in the cumulative total shareholder return on the Corporation's stock against the cumulative total return of the NASDAQ Composite and the Peer Group Index for the period of five fiscal years commencing January 1, 2004 and ended December 31, 2008. The shareholder return shown on the graph below is not necessarily indicative of future performance.



Tower Bancorp, Inc.
Total Return Performance
Tower Bancorp, Inc.
NASDAQ Composite
Mid-Atlantic Custom Peer Group*
Index Value
160
140
120
100
80
60
40
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08

	Period Ending					
Index	**12/31/03**	**12/31/04**	**12/31/05**	**12/31/06**	**12/31/07**	**12/31/08**
Tower Bancorp, Inc.	100.00	111.67	124.97	119.66	112.62	63.67
NASDAQ Composite	100.00	108.59	110.08	120.56	132.39	78.72
Mid-Atlantic Custom Peer Group*	100.00	113.29	113.25	115.44	107.89	83.30

**Mid-Atlantic Custom Peer Group consists of Mid-Atlantic commercial banks with assets less than $1B.*

The following table discloses the number of outstanding options, warrants and rights granted by the Corporation to participants in equity compensation plans, not approved by shareholders, as well as the number of securities remaining available for future issuance under these plans.

Securities Authorized for Issuance Under Equity Compansation Plans

	(A) (#) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(B) ($) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(C) (#) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans Excluding Securities Reflected in Column (A)
Non-Qualified Stock Option Plan	200	1.00	34,862
Stock Option Plan for Outside Directors	30,508	36.52	52,570

The First National Bank of Greencastle is the wholly-owned operating subsidiary of Tower Bankcorp, Inc. As such, our benefit plans are principally organized at the bank level.

Item 6. Selected Financial Data

TOWER BANCORP INC. AND ITS WHOLLY-OWNED SUBSIDIARY

SELECTED FIVE-YEAR FINANCIAL DATA

Income (000 omitted)	**2008**	**2007**	**2006**	**2005**	**2004**
Interest income	$ 30,974	$ 33,363	$ 25,799	$ 16,494	$ 14,126
Interest expense	10,290	14,010	9,873	5,152	4,011
Provision for loan losses	1,375	600	360	270	360
Net interest income after provision for loan losses	19,309	18,753	15,566	11,072	9,755
Other operating income	4,517	6,711	7,324	4,802	4,591
Other operating expenses	20,224	16,096	14,040	8,815	7,934
Income before income taxes	3,602	9,368	8,850	7,059	6,412
Applicable income tax	424	2,331	2,718	2,027	1,689
Net income	$ 3,178	$ 7,037	$ 6,132	$ 5,032	$ 4,723

Per share amounts are based on the following weighted average shares outstanding.

2008 - 2,316,697	2006 - 2,103,487	2004 - 1,727,856
2007 - 2,345,286	2005 - 1,727,055	

	2008	**2007**	**2006**	**2005**	**2004**
Net income	$ 1.37	$ 3.00	$ 2.92	$ 2.91	$ 2.73
Cash dividend	1.12	1.06	.74	.92	1.34
Book value	30.54	33.43	38.78	28.02	25.51

Year-End Balance Sheet Figures

(000 omitted)	**2008**	**2007**	**2006**	**2005**	**2004**
Total assets	$ 556,529	$ 561,636	$ 542,167	$ 352,223	$ 316,890
Net loans	414,297	394,625	386,809	227,179	227,567
Total investment securities	81,239	86,760	90,754	85,334	65,729
Deposits - noninterest bearing	44,205	46,860	47,548	29,162	23,944
Deposits - interest bearing	377,106	393,070	362,287	232,016	206,346
Total deposits	421,311	439,930	409,835	261,178	230,290
Total stockholders' equity	70,757	78,414	81,553	48,389	44,071

Ratios

Average equity/average assets	14.05	14.79	14.80	13.85	13.76
Return on average equity	4.07	8.35	9.06	10.90	11.24
Return on average assets	.57	1.24	1.34	1.51	1.55

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is management's discussion and analysis of the significant changes in the consolidated results of operations, capital resources and liquidity presented in the accompanying unaudited consolidated financial statements for the Corporation. This discussion should be read in conjunction with the preceding consolidated financial statements and related footnotes, as well as the Corporation's December 31, 2008 Annual Report. Current performance does not guarantee and may not be indicative of similar performance in the future.

In addition to historical information, this annual report contains forward-looking statements. The forward-looking statements contained in this report are subject to certain risks, assumptions and uncertainties. Because of the possibility of change in the underlying assumptions, actual results could differ materially from those projected in the forward-looking statements. Additional factors that might cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to:

- operating, legal and regulatory risks,
- economic, political and competitive forces affecting the Corporation's services, and
- the risk that management's analyses of these risks could be incorrect and/or that the strategies developed to address them could be unsuccessful.

The Corporation's forward-looking statements are relevant only as of the date on which the statements are made. By making forward-looking statements, the Corporation assumes no duty to update them to reflect new, changing or unanticipated events or circumstances. Readers should carefully review the risk factors described in other periodic reports and public documents that the Corporation files from time to time with the Securities and Exchange Commission.

CRITICAL ACCOUNTING POLICIES

Disclosure of the Corporation's significant accounting policies is included in Note 1 to the consolidated financial statements of the Corporation's Annual Report for the year ended December 31, 2008. Some of these policies are particularly sensitive, requiring significant judgments, estimates and assumptions to be made by management.

The Bank policy related to the allowance for loan losses is considered to be a critical accounting policy because the allowance for loan losses represents a particularly sensitive accounting estimate. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the loan portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay.

FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2006, the Financial Accounting Standards Board (FASB) reached a consensus on Emerging Issues Task Force ("EITF") Issue 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements," ("EITF Issue 06-4"). In March 2007, the FASB reached a consensus on EITF Issue 06-10, "Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements," ("EITF Issue 06-10"). Both of these standards require a company to recognize an obligation over an employee's service period based upon the substantive agreement with the employee such as the promise to maintain a life insurance policy or provide a death benefit postretirement. The Corporation adopted the provisions of these standards effective January 1, 2008. On that date, the Corporation recorded a $ 1,001,000 liability and a corresponding decrease in retained earnings. For periods after January 1, 2008, the Corporation will record an appropriate liability and corresponding effects on current income for the applicable periods. A net expense of $ 107,934 was recorded for the year ended December 31, 2008 as a result of this pronouncement.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but rather, provides enhanced guidance to other pronouncements that require or permit assets or liabilities to be measured at fair value. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years. The FASB has approved a one-year deferral for the implementation of the Statement for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Corporation adopted SFAS 157 effective January 1, 2008. The adoption of SFAS 157 was not material to the consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of this Statement is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument and is irrevocable. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007, with early adoption available in certain circumstances. The Corporation adopted SFAS 159 effective January 1, 2008. The Corporation decided not to report any existing financial assets or liabilities at fair value that are not already reported, thus the adoption of this statement did not have a material impact on the consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), "Business Combinations" (SFAS 141(R)). The Standard will significantly change the financial accounting and reporting of business combination transactions. SFAS 141(R) establishes principles for how an acquirer recognizes and measures the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 14(R) is effective for acquisition dates on or after the beginning of an entity's first year that begins after December 15, 2008. Implementation of SFAS 141(R) has impacted the 2008 financial statements in that expenses related to the expected merger with Graystone Financial Corp. have been expensed rather than capitalized. It will have further impact in 2009 when the merger is completed.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements an Amendment of ARB No. 51" (SFAS 160). The Standard will significantly change the financial accounting and reporting of noncontrolling (or minority) interests in consolidated financial statements. SFAS 160 is effective as of the beginning of an entity's first fiscal year that begins after December 15, 2008, with early adoption prohibited. The Corporation does not expect the implementation of SFAS 160 to have a material impact on its consolidated financial statements.

In November 2007, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 109, "Written Loan Commitments Recorded at Fair Value Through Earnings" (SAB 109). SAB 109 expresses the current view of the staff that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SEC registrants are expected to apply the views in Question 1 of SAB 109 on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. Implementation of SAB 109 did not have a material impact on the consolidated financial statements.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110, "Use of a Simplified Method in Developing Expected Term of Share Options" (SAB 110). SAB 110 expresses the current view of the staff that it will accept a company's election to use the simplified method discussed in SAB 107 for estimating the expected term of "plain vanilla" share options regardless of whether the company has sufficient information to make more refined estimates. The staff noted that it understands that detailed information about employee exercise patterns may not be widely available by December 31, 2007. Accordingly, the staff will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007. Implementation of SAB 110 did not have a material impact on the consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities - an amendment of SFAS No. 133," ("SFAS No. 161"). SFAS No. 161 requires that an entity provide enhanced disclosures related to derivative and hedging activities. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. Implementation of SFAS No. 161 is not expected to have a material impact on the Corporation's consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position (FSP) No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP No. 142-3"). FSP No. 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FASB SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). The intent of FSP No. 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the assets under SFAS No. 141(R). FSP No. 142-3 is effective for the Corporation on January 1, 2009, and applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions. The adoption of FSP No. 142-3 is not expected to have a material impact on the Corporation's consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles," ("SFAS No. 162"). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles. SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." Management does not expect the adoption of the provision of SFAS No. 162 to have any impact on the consolidated financial statements.

In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161," ("FSP 133-1 and FIN 45-4"). FSP 133-1 and FIN 45-4 require a seller of credit derivatives to disclose information about its credit derivatives and hybrid instruments that have embedded credit derivatives to enable users of financial statements to assess their potential effect on its financial position, financial performance and cash flows. The disclosures required by FSP 133-1 and FIN 45-4 were effective for the Corporation on December 31, 2008 and did not have a material impact on the consolidated financial statements.

In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active," ("FSP 157-3"). FSP 157-3 clarifies the application of SFAS No. 157 in determining the fair value of a financial asset during periods of inactive markets. FSP 157-3 was effective as of September 30, 2008 and did not have material impact on the Corporation's consolidated financial statements.

In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities." FSP No. FAS 140-4 and FIN 46(R)-8 requires enhanced disclosures about transfers of financial assets and interests in variable interest entities. The FSP is effective for interim and annual periods ending after December 15, 2008. Since the FSP requires only additional disclosures concerning transfers of financial assets and interest in variable interest entities, adoption of the FSP will not affect the Corporation's financial condition, results of operations or cash flows.

In January 2009, the FASB reached a consensus on EITF Issue 99-20-1. This FSP amends the impairment guidance in EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets," to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The FSP also retains and emphasizes the objective of a other-than-temporary impairment assessment and the related disclosure requirements in FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and other related guidance. The FSP is effective for interim and annual reporting periods ending after December 15, 2008 and shall be applied prospectively. The FSP was effective as of December 31, 2008 and did not have a material impact on the consolidated financial statements.

OVERVIEW

On November 12, 2008, Tower Bancorp, Inc. and Graystone Financial Corp. entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Graystone Financial Corp. will merge with and into Tower Bancorp, Inc. In the merger, Graystone shareholders will receive 0.42 shares of Tower common stock for each share of Graystone common stock they hold on the effective date of the merger. Following the transaction, current Tower shareholders will own approximately 45% and Graystone shareholders will own approximately 55% of the combined company's common stock. The shareholders of both entities have approved the combination. Pending final regulatory approvals, the merger is expected to be completed on or about April 1, 2009.

The merger with FNB Financial Corporation, which occurred on June 1, 2006, represents a significant expansion of the Tower Bancorp, Inc. franchise. In accordance with generally accepted accounting principles (GAAP), comparisons of year-to-date results have not been restated for the impact of the FNB

Financial Corporation operations for the first five months of 2006 or for the twelve months of 2007, rendering these comparative analyses less useful than the quarterly comparison. Also, on February 28, 2007, the Corporation dissolved FNB Mortgage Brokers, Inc., a subsidiary of the bank acquired in the merger.

Net income for the year ended December 31, 2008 and 2007 was $ 3,178,000 and $ 7,037,000, respectively. The decrease of $ 3,859,000, or 54.8%, is primarily attributable to an other than temporary impairment charge of $ 2,607,000, a decrease of $ 1,617,000 of investment security gains and a $ 775,000 increase in the allowance for loan loss provision expense. Net interest income increased 6.9%, other income decreased 32.7%, the provision for loan loss increased 129.2% and other expenses increased 25.6%. On a basic and diluted per share basis, net income for the year ended December 31, 2008 was $ 1.37 and $ 1.37, respectively, as compared with $ 3.00 and $ 2.99 for the year ended December 31, 2007. Net income as a percentage of average assets on an annualized basis, also known as return on average assets, decreased to 0.57% for 2008 from 1.24% for 2007 as a result of lower net income. Net income as a percentage of total average stockholders' equity on an annualized basis, also known as return on average equity, was 4.07% and 8.35% for 2008 and 2007, respectively. Net income as a percentage of total average tangible stockholders' equity on an annualized basis, also known as return on average tangible equity, was 5.33% and 10.70% for 2008 and 2007, respectively. The decrease in this ratio is attributable to net income declining faster than tangible equity.

During 2008, the Corporation's assets decreased $ 5,107,000, or 0.9%, to $ 556,529,000 as of December 31, 2008 from $ 561,636,000 as of December 31, 2007. This decrease is primarily attributable to a decrease in Federal funds sold as a result of a decrease in deposits. Total loans (net of deferred fees) increased 5.1% to $ 418,894,000. Total deposits decreased by $ 18,619,000, or 4.2%, during 2008 to $ 421,311,000 as of December 31, 2008 from $ 439,930,000 as of December 31, 2007. As a result of competition in the market, and, to a certain degree, customers' continued uncertainty as to how to best invest their monies, changes in deposit balances may not be assumed at the current rates.

RESULTS OF OPERATIONS

Net Interest Income

For the year ended December 31, 2008, total interest income decreased by $ 2,389,000, or 7.2%, to $ 30,974,000, compared with $ 33,363,000 for the year ended December 31, 2007. The increase is primarily due to a lower interest rate environment. Adversely impacting interest rate income was a 400 basis point drop in the Prime Rate and a 227 basis point drop in the One Year Constant Maturity Treasury Rate during 2008. Also, average interest-earning assets decreased to $ 497,603,000 for 2008, from $ 514,899,000 for 2007, a decrease of $ 17,296,000 or 3.4%. The decrease in average interest earning assets was attributable to decreased Federal Funds Sold which was a result of lower deposit balances. Management targeted efforts to attract home equity mortgage and small commercial loans. Management believes that our experience in making mortgage and small commercial loans positions the Corporation well to meet the financing demands of individuals and small businesses.

Total interest expense decreased by $ 3,720,000, or 26.6%, to $ 10,290,000 for the year ended December 31, 2008, from $ 14,010,000 for the year ended December 31, 2007. The decrease is partially due to a decline in deposit balances. Average interest bearing liabilities decreased 1.1% to $ 432,883,000 for 2008 from $ 437,520,000 for 2007. Primarily contributing to the decreased interest expense is lower rates paid on deposits, particularly time deposit accounts, which decreased 71 basis points to 3.61% and money market accounts, which decreased 168 basis points to 3.54%. The interest expense for time deposit accounts decreased $ 1,614,000 to $ 5,985,000 for 2008 from $ 7,599,000 and money market accounts decreased $ 2,017,000 to $ 1,893,000 for 2008, from $ 3,910,000 for 2007.

Net interest income increased by $ 1,331,000, or 6.9%, to $ 20,684,000 for the year ended December 31, 2008 from $ 19,353,000 for the year ended December 31, 2007. This increase is attributable to a change in the mix of earning assets, with increases in higher yielding loans and security investments and decreases in the lower yielding Federal Funds sold.

The net interest rate spread was 3.8% for the year ending December 31, 2008, and the net interest margin was 4.2%. The net interest spread and the net interest margin increased from 3.3% and 3.8%, respectively, in 2007. Due to a large investment portfolio at the holding company level, these ratios are lower than the Bank's separate performance of 4.0% net interest spread and 4.3% net interest margin for the year ended December 31, 2008.

DISTRIBUTION OF ASSETS, LIABILITIES, AND STOCKHOLDERS' EQUITY
INTEREST RATES AND INTEREST DIFFERENTIAL
YEARS ENDED DECEMBER 31

The table below sets forth an analysis of net interest income.

	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
	----------- 2008	-----------		----------- 2007	-----------		----------- 2006	-----------	
		(000 omitted)			(000 omitted)			(000 omitted)	
Assets									
Investment Securities:									
Taxable interest income	$ 60,520	$ 2,467	4.1%	$ 56,521	$ 1,618	2.9%	$ 62,562	$ 1,800	2.9%
Nontaxable interest income	27,140	1,196	4.4%	28,043	1,278	4.6%	26,107	1,227	4.7%
Total investment securities	87,660	3,663	4.2%	84,564	2,896	3.4%	88,669	3,027	3.4%
Loans, including non-accrual loans, (net of unearned discounts)	399,579	27,023	6.8%	391,695	28,490	7.3%	318,819	22,384	7.0%
Interest-bearing deposits with banks	698	30	4.3%	61	16	26.2%	506	40	7.9%
Federal funds sold	9,666	258	2.7%	38,579	1,961	5.1%	7,109	348	4.9%
Total interest earning assets	497,603	$ 30,974	6.2%	514,899	$ 33,363	6.5%	415,103	$ 25,799	6.2%
Restricted bank stock	4,381			2,972			3,023		
Allowance for loan losses	(4,216)			(3,818)			(2,955)		
Cash and due from banks	10,682			11,413			11,196		
Bank premises and equipment	12,796			11,496			8,821		
Other assets	33,967			32,683			22,064		
Total assets	$ 555,213			$ 569,645			$ 457,252		
Liabilities and Stockholders' Equity									
Interest bearing demand deposits	$ 179,237	$ 2,111	1.2%	$ 182,602	$ 4,138	2.3%	$ 120,849	$ 1,893	1.6%
Savings deposits	42,303	154	0.4%	44,038	191	0.4%	42,266	175	0.4%
Time deposits	163,757	5,985	3.7%	173,644	7,599	4.4%	136,159	5,310	3.9%
Borrowed funds	47,586	2,040	4.3%	37,236	2,082	5.6%	44,608	2,495	5.6%
Total interest bearing liabilities	432,883	$ 10,290	2.4%	437,520	$ 14,010	3.2%	343,882	$ 9,873	2.9%
Demand deposits	40,637			41,528			38,600		
Other liabilities	3,669			6,330			7,074		
Total liabilities	477,189			485,378			389,556		
Stockholders' equity	78,024			84,267			67,696		
Total liabilities & stockholders' equity	$ 555,213			$ 569,645			$ 457,252		
Net interest income (spread)		$ 20,684	3.8%		$ 19,353	3.3%		$ 15,926	3.3%
Net interest margin			4.2%			3.8%			3.8%

TOWER BANCORP INC. AND ITS WHOLLY-OWNED SUBSIDIARY

CHANGES IN NET INTEREST INCOME

The table below illustrates the effects on net interest income of changes in average volumes of interest-bearing liabilities and earning assets, as well as changes in average rates.

	2008 Versus 2007 Increase (Decrease) Due to Change in		
	Average Volume	Average Rate (000 omitted)	Total Increase (Decrease)
Interest Income			
Loans (including non-accrual loans, net of unearned discounts)	$ 563	($ 2,030)	($ 1,467)
Taxable investment securities	95	754	849
Nontaxable investment securities	(60)	(22)	(82)
Other short-term investments	(1 ,473)	(216)	(1,689)
Total interest income	(875)	(1,514)	(2,389)
Interest Expense			
Interest bearing demand	(76)	(1,951)	(2,027)
Savings deposits	(7)	(30)	(37)
Time deposits	(426)	(1,188)	(1,614)
Borrowed funds	521	(563)	(42)
Total interest expense	11	(3,731)	(3,720)
Net interest income			$ 1,331

	2007 Versus 2006 Increase (Decrease) Due to Change in		
	Average Volume	Average Rate (000 omitted)	Total Increase (Decrease)
Interest Income			
Loans (including non-accrual loans, net of unearned discounts)	$ 5,021	$ 1,085	$ 6,106
Taxable investment securities	(147)	(35)	(182)
Nontaxable investment securities	133	(82)	51
Other short-term investments	1,737	(148)	1,589
Total interest income	6,744	820	7,564
Interest Expense			
Interest bearing demand	970	1,275	2,245
Savings deposits	7	9	16
Time deposits	1,436	853	2,289
Borrowed funds	(380)	(33)	(413)
Total interest expense	2,033	2,104	4,137
Net interest income			$ 3,427

Changes which are attributed in part to volume and in part to rate are allocated in proportion to their relationships to the amounts of changes.

Provision for Loan Losses

For the year ended December 31, 2008, the provision for loan losses was $ 1,375,000, an increase of $ 775,000, or 129.2%, compared with $ 600,000 for the year ended December 31, 2007. The increase in the provision is attributable to a slower housing market, declining prices of real estate, increased charge-offs, and increased delinquencies. The level of the provision is commensurate with the risk identified in the loan portfolio.

The allowance for loans losses represented 1.10% of total loans at December 31, 2008, compared with 0.97% as of December 31, 2007. Management performs ongoing assessments of the loan loss reserve in relation to loan portfolio growth, credit exposure to individual borrowers, overall trends in the loan portfolio, including delinquencies, and other relevant factors. Based upon these factors, management believes that as of December 31, 2008, the reserve is reasonable and sufficient to support the current level of loans in light of the asset quality as supported by the capital ratios reflected on page 48.

Other Income

Other income for the year ended December 31, 2008 decreased $ 2,194,000, or 32.7%, to $ 4,517,000 from $ 6,711,000 for 2007. Net gains from the sale of securities decreased from $ 1,886,000 to $ 269,000, a decrease of $ 1,617,000 or 41.2%. Also negatively impacting other income were decreases of $ 353,000 for the income recognized on mortgage servicing rights, $ 239,000 from investment service fees and $ 84,000 from bank owned life insurance (BOLI.) During 2007 the bank began recognizing the value of the mortgage servicing rights and the credit enhancement on $26,555,000 of loans sold to the FHLB of Pittsburgh over the prior two years contributing $ 301,000 to other income after amortization of $ 19,000. Amortization in 2008 was $ 52,000. In 2007, death benefits of $ 132,000 positively impacted BOLI. In 2008 the investment sales representative resigned from the bank causing the decrease in investments service fees. Other income was positively impacted by an increase of $ 78,000 in NSF fees. The Bank re-established and reactivated its Trust Department in the third quarter of 2006. The Bank also initiated a cash rewards program for debit cards.

Other Expenses

Other expenses, which include salary and benefits, occupancy and all other expenses incidental to the operations of the Corporation, increased to $ 20,224,000 for the twelve months ended December 31, 2008 from $ 16,096,000 for the twelve months ended December 31, 2007. The $ 4,128,000, or 25.6% increase was primarily due to a $ 2,607,000 other-than-temporary impairment expense representing the decline in fair value of securities held in the holding company's investment portfolio and $ 300,000 of merger expenses related to the expected merger with Graystone Financial Corporation.

Salaries and employee benefit expenses, which make up the largest component of other expenses, increased $ 393,000, or 4.8%, to $ 8,581,000 for the year ended December 31, 2008 from $ 8,188,000 for the year ended December 31, 2007. The increase is primarily attributed to increases in health insurance of $ 335,000 and regular salary increases.

Occupancy and equipment expenses for the year ended December 31, 2008 increased to $ 4,085,000 from $ 3,629,000 for the year ended December 31, 2007, an increase of $ 456,000, or 12.6%. The increase is primarily due to increased computer expense of $ $ 211,000, depreciation expense of $128,000 and equipment expense of $ 58,000.

Included in other expenses for 2008 are $ 300,000 in merger expense and $ 2,607,000 in impairment expense. The merger expense represents costs related to the planned merger with Graystone Financial Corp., which is expected to be consummated in the second quarter of 2009. The impairment expense represents the decline in the fair value of the holding company's investment portfolio that management has determined is other-than-temporarily impaired. These investments were concentrated in the financial services sector, which has been hit especially hard in the market downturn.

Other operating expenses for the year ended December 31, 2008 increased to $ 4,651,000 from $ 4,279,000 for the year ended December 31, 2007, an increase of $ 372,000, or 8.7%. The increase is primarily due to increases in legal and professional services expense of $ 278,000 due to consultants contracted to assist with the resolution of the OCC's Memorandum of Understanding. FDIC insurance premiums also increased $ 251,000.

On February 27, 2009, the FDIC announced that it was increasing federal deposit insurance premiums, beginning the second quarter of 2009, for well managed, well capitalized banks to a range between 12 and 16 cents per $ 100 of insured deposits on an annual basis. Currently, we have approximately $ 418,523,000 in FDIC-insured deposits.

The FDIC also voted to impose a special assessment of 20 basis points on all FDIC-insured banks to be collected on September 30, 2009. We currently anticipate that this special assessment will adversely affect earnings by $ 837,000 based on our current federally-insured deposit amounts. Furthermore, the FDIC has the authority, after June 30, 2009, to impose an additional 10 basis point emergency special assessment on all FDIC-insured banks if it estimates the reserve ratio of the Deposit Insurance Fund will fall to a level that it believes would adversely affect public confidence or to a level which would be close to zero or negative at the end of a calendar quarter. At this time we cannot estimate the probability of this event; however, any additional FDIC assessment and/or premium would be adverse to our 2009 earnings.

Income Taxes

For the year ended December 31, 2008, the tax provision was $ 424,000 compared with $ 2,331,000 for the year ended December 31, 2007, a decrease of $ 1,907,000, or 81.8%. The effective tax rate was 11.8% for 2008 and 24.9% for 2007. Contributing to the lower tax rate was a decrease in pre-tax income and changes in deferred taxes attributable to the impairment expense.

Net Income

Net income for the year ended December 31, 2008 was $ 3,178,000, a decrease of $ 3,859,000, or 54.8%, compared with $ 7,037,000 for the year ended December 31, 2007. The decrease is the result of changes in the components of net income noted above. Minimizing the decreased level of net income was the higher net interest spread which increased from 3.3% in 2007 to 3.8% in 2008. Basic and diluted earnings per share for the year ended December 31, 2008 were $ 1.37 and $ 1.37 compared with $ 3.00 and $ 2.99 for the year ended December 31, 2007.

FINANCIAL CONDITION

Securities

The Corporation's securities portfolio is comprised of securities that not only provide interest and dividend income, including tax-exempt income, but also provide a source of liquidity, diversify the earning assets portfolio, allow for the management of risk and tax liability, and provide collateral for repurchase agreements and public fund deposits. Policies are in place to address various aspects of managing the portfolio, including but not limited to, concentrations, liquidity, credit quality, interest rate sensitivity and regulatory guidelines.

Although the Corporation generally intends to hold its investment securities to maturity, all of the securities portfolio is classified as available for sale, with new purchases generally categorized as such. Securities in the available for sale category are accounted for at fair value with unrealized appreciation or depreciation, net of tax, reported as a separate component of stockholders' equity. Securities in the held to maturity category, of which the Corporation has none, are accounted for at amortized cost. The Corporation holds no trading securities in its portfolio. The securities portfolio includes equities owned by the holding company, most of which are investments in banks, bank holding companies and financial institutions. Equity investments are accounted for at fair value. The remaining securities, primarily debt instruments, are owned by the bank.

The consolidated securities portfolio at December 31, 2008 was $ 76,451,000, compared to $ 83,846,000 at December 31, 2007, a decrease of $ 7,395,000, or 8.8%. The decrease is due primarily to decreases in the fair values of securities held as a result of poor market conditions.

TOWER BANCORP INC. AND ITS WHOLLY-OWNED SUBSIDIARY

MATURITIES OF INVESTMENT SECURITIES

December 31, 2008

The following table shows the maturities of investment securities at amortized cost as of December 31, 2008, and weighted average yields of such securities. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Yields are shown on a taxable equivalent basis, assuming a 34% federal income tax rate.

	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years (000 omitted)	After 10 years	Total
Bonds:					
U.S. Government backed securities					
Book value	$ 20	$ 3,239	$ 11	$10,678	$13,948
Yield	5.37%	4.09%	4.21%	5.17%	4.92%
State and municipal					
Book value	$2,381	$ 5,945	$19,514	$10,898	$38,738
Yield	4.42%	5.93%	5.97%	7.06%	6.17%
Other					
Book value	$ 0	$ 1,905	$ 912	$ 1,455	$ 4,272
Yield	0.00%	5.54%	5.63%	4.15%	5.10%
Total book value	$2,401	$11,089	$20,437	$23,031	$56,958
Yield	4.43%	5.33%	5.95%	6.00%	5.79%
Equity Securities:					
Total Equity Securities					$23,092
Yield					2.54%
Total Investment Securities					$80,050
Yield					4.78%

Bank Owned Securities

The bank owned securities portfolio at December 31, 2008 was $ 57,969,000 compared to $ 49,985,000 at December 31, 2007, an increase of $ 7,984,000, or 16.0%. The increase is attributable to the purchase of taxable state and municipal bonds and corporate bonds.

The carrying value of the available for sale portion of the portfolio at December 31, 2008 includes an unrealized gain of $ 1,011,000 (reflected as accumulated other comprehensive income of $ 667,000 in stockholders' equity, net of a deferred income tax liability of $ 344,000). This compares with an unrealized gain at December 31, 2007 of $829,000 (reflected as accumulated other comprehensive income of $547,000 in stockholders' equity, net of a deferred income tax liability of $282,000).

Holding Company Owned Securities

The holding company securities portfolio at December 31, 2008 was $ 18,483,000, compared to $ 33,861,000 at December 31, 2007, a decrease of $ 15,378,000, or 45.4%. The decrease includes $ 13,293,000 in unrealized losses. Realized gains on sale of equity securities were $ 257,000 for the year ending December 31, 2008. The holding company's securities portfolio is invested in banks, bank holding companies and financial institutions. The stock value of this market segment is down significantly for the year 2008.

The carrying value of the available for sale portion of the portfolio at December 31, 2008 includes an unrealized loss of $ 4,609,000 (reflected as accumulated other comprehensive income of $ 3,042,000 in stockholders' equity, net of a deferred income tax liability of $ 1,567,000). This compares with an unrealized gain at December 31, 2007 of $ 6,077,000 (reflected as accumulated other comprehensive income of $ 4,011,000 in stockholders' equity, net of a deferred income tax liability of $ 2,066,000). During 2008, net income (after tax) decreased $ 1,721,000 to reflect the decline in fair value of the portfolio that management has determined to be other-than-temporarily impaired.

Loans

The loan portfolio comprises the major component of the Corporation's earning assets and generally is the highest yielding asset category. Gross loans receivable, net of unearned fees and origination costs, increased $ 19,945,000, or 5.0%, to $ 419,103,000 at December 31, 2008 from $ 399,158,000 at December 31, 2007. Gross loans represented 99.5% of total deposits at December 31, 2008 as compared with 90.7% at December 31, 2007, primarily due to the $ 19,945,000 growth in loans and the decline in total deposits of $ 18,619,000, primarily in savings and time deposits. At December 31, 2008 the bank had sold mortgage loans to the Federal Home Loan Bank of Pittsburgh with a balance of $ 30,137,000 compared to $ 27,784,000 at December 31, 2007.

Credit Risk and Loan Quality

The Corporation continues to be prudent in its efforts to minimize credit risk. The Bank's written lending policy requires underwriting, loan documentation and credit analysis standards to be met prior to the approval and funding of any loan. In accordance with that policy, the loan review process monitors the loan portfolio on an ongoing basis. The Credit Administration area and the accounting department then prepare an analysis of the allowance for loan losses which is then submitted to the Board of Directors for its assessment as to the adequacy of the allowance. The allowance for loan losses is an accumulation of expenses that has been charged against past and present earnings in anticipation of potential losses in the loan portfolio.

The allowance for loan losses at December 31, 2008 and December 31, 2007 was $ 4,597,000 and $ 3,854,000, respectively. The increase in the allowance is attributable to a slower housing market, declining prices of real estate, and increased delinquencies, as well as the increase in gross loan volumes. At December 31, 2008, the allowance for loan losses represented 1.10% of the gross loan portfolio, compared with 0.97% at December 31, 2007. At December 31, 2008, in consideration of the asset quality, management believes the allowance for loan loss reserve to be reasonable and adequate to support the loan growth and to address potential losses inherent in the portfolio.

The Bank's lending policy is executed through the assignment of tiered loan limit authorities to individual officers of the Bank, the Officer's Loan Committee and the Board of Directors. Although the Bank maintains sound credit policies, certain loans may deteriorate for a variety of reasons. The Bank's policy is to place all loans on a non-accrual status upon becoming 90 days delinquent in their payments, unless there is a documented and reasonable expectation of the collection of the delinquent amount. Loans are reviewed monthly as to their status, and on a quarterly basis presented to the Board of Directors. Management is not aware of any material potential loan problems that have not been disclosed in this report.

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will not be able to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. The larger commercial loans are evaluated for impairment. Impairment is measured on a loan-by-loan basis by comparing the contractual principal and interest payments to the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Consumer loans such as residential mortgages and installments, comprised of smaller balance homogeneous loans, are collectively evaluated for impairment. Interest income is generally not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest income on such loans is recognized only to the extent of interest payments received. Impaired loans amounted to $ 3,653,000 and $ 7,059,000 at December 31, 2008 and 2007, respectively. Allowance for loan losses allocated to impaired loans were $ 86,000 and $ 940,000 at December 31, 2008 and 2007, respectively.

At December 31, 2008 the Corporation had other real estate owned (not used in operations) in the amount of $ 2,316,000, which was a slight increase from the $ 2,313,000 owned at December 31, 2007. Of the other real estate owned, $ 1,985,000 represented lots purchased for possible future bank facilities. The remaining $331,000 represents foreclosed property, specifically three 1 to 4 family residential properties. At December 31, 2008 and December 31, 2007, the Corporation had non-accrual loans in the amount of $ 4,416,000 and $ 4,397,000, respectively.

Loan concentrations are considered to exist when the total amount of loans to any one or a multiple number of borrowers engaged in similar activities or having similar characteristics exceeds 10% of loans outstanding in any one category. The Corporation maintains a diversified loan portfolio, granting agribusiness, commercial, and residential loans to customers. The majority of the Bank's lending is made within its primary market area, which includes southern Fulton County, and southern Franklin County, Pennsylvania, and northern Washington County, Maryland. At December 31, 2008, 63% of the Corporation's loan portfolio is concentrated in mortgages secured by 1-4 family properties and 6% is concentrated in loans secured by nonfarm nonresidential properties.

Bank Owned Life Insurance

The Corporation has Bank Owned Life Insurance ("BOLI") for certain officers and directors, whereby the Bank is the owner and beneficiary of the policies. The Bank's deposits and proceeds from the sale of investment securities funded the BOLI. Earnings from the BOLI are recognized as other income. The BOLI generates income from the appreciation of the cash surrender values of the pool of insurance, and its tax advantage to the Corporation. This income is used to "fund" a portion of current and future employee benefit costs and a Nonqualified Supplemental Executive Retirement Plan for the Corporation's Chief Executive Officer.

The Corporation had $ 11,208,000 and $10,768,000 in BOLI as of December 31, 2008 and 2007, respectively, an increase of $ 440,000 or 4.1%. Although the BOLI is an asset that may be liquidated, it is the Corporation's intention to hold this pool of insurance because it provides tax-exempt income that lowers the Corporation's tax liability, while enhancing its overall capital position. The Corporation also expects to collect future proceeds as the beneficiary of the policies.

Deposits

Deposits are the major source of the Corporation's funds for lending and investment purposes. Total deposits at December 31, 2008 were $ 421,311,000, a decrease of $ 18,619,000, or 4.2%, from total deposits of $ 439,930,000 at December 31, 2007. The decrease in deposits was primarily due to less aggressive pricing of time deposits and a $ 6,300,000 decline in a large money market account that opened in January 2007. Money market deposits decreased $ 9,508,000 or 8.8% to $ 98,992,000 as of December 31, 2008. Weekly, management reviews options to manage the funding of the bank and respond to changes in interest rates and local competition. The cost of deposits has decreased due to the lower interest rate environment. Lower rates impacted the cost of interest bearing deposits, which decreased to 2.14% as of December 31, 2008 from 2.95% as of December 31, 2007.

Short-Term Borrowings

Short term borrowings at December 31, 2008 were $ 27,815,000, compared to $ 10,996,000 at December 31, 2007, an increase of $ 16,819,000, or 153%. The increase was primarily due to an increase in overnight borrowings from the Federal Home Loan Bank to replace a decrease in deposits. Federal funds purchased, Treasury Tax and Loan demand note, lines of credits with banks and overnight borrowings with the Federal Home Loan Bank of Pittsburgh are considered to be short term borrowings. Short term borrowings fluctuate daily to meet the liquidity needs of the Corporation. The Corporation had short term sources of available borrowings in the amount of $ 66,127,000 overnight lines from the Federal Home Loan Bank of Pittsburgh and $ 9,900,000 from area banks. As of December 31, 2008, the maximum borrowing capacity with the Federal Home Loan Bank of Pittsburgh is approximately $ 229,514,000, which includes the $ 66,127,000 overnight lines.

Long-Term Debt and Borrowing Capacity

There were $ 31,854,000 outstanding in fixed rate and convertible term loans with the Federal Home Loan Bank of Pittsburgh at December 31, 2008, compared to $ 26,863,000 borrowed at December 31, 2007.

The Bank has a total maximum borrowing capacity for both short and long-term borrowings of approximately $ 229,514,000 with the Federal Home Loan Bank of Pittsburgh, out of which $ 31,854,000 represents fixed rate and convertible term loans and $ 18,873,000 represented overnight borrowings that were outstanding at December 31, 2008, and resulted in an unused borrowing capacity of $ 178,787,000.

Asset/Liability Management

The management of interest rate risk involves measuring and analyzing the maturity and repricing of interest-earning assets and interest-bearing liabilities at specific points in time. The imbalance between interest-earning assets and interest-bearing liabilities is commonly referred to as the interest rate gap. The interest rate gap is one measure of the risk inherent in the existing balance sheet as it relates to potential changes in net interest income. Maintaining an appropriate balance between interest-earning assets and interest-bearing liabilities is a means of monitoring and possibly avoiding material fluctuations in the net interest margin during periods of changing interest rates.

The Corporation's overall sensitivity to interest rate risk is low due to its non-complex balance sheet. The Corporation manages its balance sheet with the intent of stabilizing net interest income and net economic value under a broad range of interest rate environments. The Corporation has the ability to effect various strategies to manage interest rate risk, which include, but are not limited to, selling newly originated residential mortgage loans, controlling the volume mix of fixed/variable rate commercial loans, mortgage loans and securities, increasing/ decreasing deposits via interest rate changes, borrowing from the Federal Home Loan Bank of Pittsburgh, and buying/selling securities. Adjustments to the mix of assets and liabilities are made periodically in an effort to give the Corporation dependable and steady growth in net interest income, while at the same time, managing the related risks.

Liquidity

Liquidity represents the Corporation's ability to efficiently manage cash flows at reasonable rates to support possible commitments to borrowers or the demands of depositors. Liquidity is essential to compensate for fluctuations in the balance sheet and provide funds for growth and normal operating expenditures. Liquidity needs may be met by converting assets into cash or obtaining sources of additional funding.

Liquidity from asset categories is provided through cash, amounts due from banks, interest-bearing deposits with banks and federal funds sold, which were $ 11,559,000 at December 31, 2008, compared to $ 36,851,000 at December 31, 2007. This decrease is primarily due to a decrease in federal funds sold in response to a decline in deposits. Additional asset liquidity sources include principal and interest payments from securities in the Corporation's investment portfolio and cash flow from its amortizing loan portfolio. Longer-term liquidity needs may be met by selling securities available for sale, selling loans or raising additional capital. At December 31, 2008, there were $ 58,578,000 in liquid securities as compared to $ 68,573,000 at December 31, 2007. Liquid securities decreased by $ 9,995,000 since December 31, 2007 due primarily to the decrease in unrealized gains in the investment portfolio.

Liability liquidity sources include attracting deposits at competitive rates. Deposits at December 31, 2008 were $ 421,311,000, compared to $ 439,930,000 at December 31, 2007. In addition, the Corporation has borrowing capacity and lines of credit with the Federal Home Loan Bank of Pittsburgh, Atlantic Central Bankers Bank and several local banks.

The Corporation's financial statements do not reflect various off-balance sheet commitments that are made in the normal course of business, which may involve some liquidity risk. Off-balance sheet arrangements are discussed in detail below.

Management is of the opinion that its liquidity position, at December 31, 2008, is adequate to respond to fluctuations "on" and "off" the balance sheet. In addition, management knows of no trends, demands, commitments, events or uncertainties that may result in, or that are reasonably likely to result in the Corporation's inability to meet anticipated or unexpected liquidity needs.

Off-Balance Sheet Arrangements

The Corporation's financial statements do not reflect various off-balance sheet arrangements that are made in the normal course of business. These commitments consist mainly of loans approved but not yet funded, unused lines of credit and letters of credit made in accordance with the same standards as on-balance sheet instruments. Unused commitments at December 31, 2008 were $ 26,662,000, which consisted of $ 23,519,000 in unfunded commitments to existing loans and unfunded new loans and $ 3,143,000 in letters of credit. Unused commitments at December 31, 2007 were $ 49,158,000, which consisted of $ 45,949,000 in unfunded commitments to existing loans and unfunded new loans and $ 3,209,000 in letters of credit. Because these instruments have fixed maturity dates, and because many of them will expire without being drawn upon, they do not generally present a significant liquidity risk to the Corporation. Management believes that any amounts actually drawn upon can be funded in the normal course of operations. The Corporation has no investment in or financial relationship with any unconsolidated entities that are reasonably likely to have a material effect on liquidity or the availability of capital resources.

Interest Rate Sensitivity Analysis

A number of measures are used to monitor and manage interest rate risk including income simulation and interest sensitivity (gap) analysis. An income simulation model is used to assess the direction and magnitude of changes in net interest income resulting from changes in interest rates. Key assumptions in the model include prepayment, repricing and maturity of loan related assets; deposit sensitivity; market conditions and changes in other financial instruments. The Corporation's policy objective is to limit the change in annual earnings to 20% of net interest income. At December 31, 2008, based on the results of the simulation model, the Corporation would expect a decrease in net interest income of $ 1,148,000, or 5.6% over a 12-month period if interest rates increased from current rates by 200 basis points. If interest rates decreased from current rates by 200 basis points, the Corporation would expect an increase in net interest income of $ 14,000, or 0.1% over a 12-month period.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest-earning assets maturing or repricing exceeds the amount of interest-bearing liabilities maturing or repricing within the same period. A gap is considered negative when the amount of interest-bearing liabilities maturing or repricing exceeds the amount of interest-earning assets maturing or repricing within the same period. Accordingly, in a rising interest rate environment, an institution with a positive gap would be in a better position to invest in higher yielding assets which would result in the yield on its assets increasing at a pace closer to the cost of its interest-bearing liabilities, than would be the case if it had a negative gap. During a period of falling interest rates, an institution with a positive gap would tend to have its assets repricing at a faster rate than one with a negative gap, which would tend to restrain the growth of its net interest income.

The Corporation closely monitors its interest rate risk as such risk relates to its operational strategies. The Corporation's Board of Directors has established an Asset/Liability Committee responsible for reviewing its asset/liability policies and interest rate risk position, which generally meets quarterly and reports to the Board on interest rate risk and trends on a quarterly basis.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2008 which are anticipated by the Corporation, based upon certain assumptions described below, to reprice or mature in each of the future time periods shown. Adjustable-rate assets and liabilities are included in the table in the period in which their interest rates can next be adjusted.

LIQUIDITY RISK MANAGEMENT

	Due 0 - 90 Days	Due 91 - 360 Days	Due After 1 Year	Total
		(000 omitted)		
Rate sensitive assets				
Interest bearing deposits with banks and investment securities	$ 802	$ 2,424	$ 55,545	$ 58,771
Real estate, commercial and consumer loans	104,243	129,678	184,973	418,894
	$ 105,045	$ 132,102	$ 240,518	$ 477,665
Rate sensitive liabilities				
NOW accounts, savings deposits, and money market accounts	$ 194,420	$ 6,480	$ 15,121	$ 216,021
Certificate of deposits	36,397	73,037	51,651	161,085
Borrowings	8,942	0	50,583	59,525
	$ 239,759	$ 79,517	$117,355	$ 436,631
Cumulative interest sensitive GAP/total assets from financial statements	(134,714)	(82,129)	(41,034)	(41,034)
Cumulative interest Sensitive GAP ratio	(24.19%)	(14.75%)	(7.37%)	(7.37%)

MARKET RISK MANAGEMENT

The Corporation has risk management policies to monitor and limit exposure to market risk, and strives to take advantage of profit opportunities available in interest rate movements.

Management continuously monitors liquidity and interest rate risk through its ALCO reporting, and reprices products in order to maintain desired net interest margins. Management expects to continue to direct its marketing efforts toward attracting more low cost retail deposits while competitively pricing its time deposits in order to maintain favorable interest spreads, while minimizing structural interest rate risk.

The following table sets forth the projected maturities and average rates for all rate sensitive assets and liabilities based on the following assumptions. All fixed and variable rate loans were based on original maturity of the note since the Corporation has not experienced a significant rewriting of loans. Investments are based on maturity date. The Corporation has historically experienced very little deposit runoff and has in fact had net gains in deposits over the past fifteen years. Based on this experience, it was estimated that maximum runoff of noninterest bearing checking would be 33% and for all other deposits except time deposits, which would be 10%. Time deposits are classified by original maturity date.

(In Thousands)	Principal/Notional Amount Maturing In:							
Rate sensitive assets	**2009**	**2010**	**2011**	**2012**	**2013**	**Thereafter**	**Total**	**Fair Value**
Fixed interest rate loans	18,253	13,393	12,981	9,608	8,101	60,645	122,981	116,689
Average interest rate	7.36	7.38	7.20	6.82	6.61	6.51	6.84	
Variable interest rate loans	38,849	10,799	9,047	9,362	9,779	218,077	295,913	285,688
Average interest rate	4.18	5.19	5.71	6.06	6.49	6.12	5.81	
Fixed interest rate securities	2,455	2,113	2,508	2,347	4,329	44,216	57,968	57,968
Average interest rate	3.90	3.79	5.17	5.18	5.04	5.19	5.07	
Federal funds sold	0	0	0	0	0	0	0	0
Average Interest Rate	0.000	0.000	0.000	0.000	0.000	0.000	0.000	
Rate Sensitive Liabilities								
Noninterest bearing checking	7,369	2,210	2,210	2,210	736	29,470	44,205	44,205
Savings and interest bearing checking	6,481	4,320	4,320	4,320	2,160	194,420	216,021	216,021
Average interest rates	1.02	1.02	1.02	1.02	1.02	1.02	1.02	
Time deposits	109,202	16,251	24,924	3,117	7,591	0	161,085	162,279
Average interest rates	2.92	3.87	3.88	4.28	3.57	0.00	3.22	
Fixed interest rate borrowings	0	5,226	4,977	4,977	0	16,529	31,709	33,008
Variable interest rate borrowings	27,815	0	0	0	0	0	27,815	27,815
Borrowings average interest rate	1.49	6.11	5.27	4.01	0.00	4.09	3.14	

CONTRACTUAL OBLIGATIONS

Contractual obligations of the Corporation as of December 31, 2008 are as follows:

(in thousands)		Payments due by period			
Contractual obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Lines of credit outstanding	$ 27,543	$ 27,543	$ 0	$ 0	$ 0
Long-term debt obligations	31,854	0	10,250	5,000	16,604
Operating lease obligations	1,647	161	308	304	874
Total	$ 61,044	$ 27,704	$ 10,558	$ 5,304	$ 17,478

CAPITAL FUNDS

Stockholders' equity was $ 70,757,000 at December 31, 2008, compared to $ 78,414,000 at December 31, 2007. The decrease was primarily due to lower unrealized gains on the investment portfolio. Regulatory authorities have established capital guidelines in the form of the "leverage ratio" and "risk-based capital ratios." The leverage ratio compares capital to total balance sheet assets, while the risk-based ratios compare capital to risk-weighted assets and off-balance-sheet activity in order to make capital levels more sensitive to risk profiles of individual banks. A comparison of Tower Bancorp's capital ratios to regulatory minimums at December 31, 2008 is as follows:

	Tower Bancorp		Regulatory Minimum Requirements
	2008	2007	
Leverage ratio	9.74%	10.03%	4%
Risk-based capital ratio Tier I (core capital)	13.80%	14.95%	4%
Combined Tier I and Tier II (core capital plus allowance for loan losses)	15.02%	16.74%	8%

Tower Bancorp, Inc. has traditionally been well above required levels and expects equity capital to continue to exceed regulatory guidelines. Certain ratios are useful in measuring the ability of a Corporation to generate capital internally.

The following chart indicates the changes in equity capital for the past three years.

	2008	2007	2006
Equity capital at December 31 ($ 000 omitted)	$ 70,757	$ 78,414	$ 81,553
Equity capital as a percent of assets at December 31	12.71%	13.96%	15.04%
Return on average assets	0.57%	1.24%	1.34%
Return on average equity	4.07%	8.35%	9.06%
Cash dividend payout ratio	81.66%	35.37%	26.13%

STOCK MARKET ANALYSIS AND DIVIDENDS

The Corporation's common stock is traded in the over-the-counter market. As of December 31, 2008 the approximate number of shareholders of record was 1,238.

2008	Market Price	Cash Dividend
First Quarter	$ 38.25 - 41.50	$ .28
Second Quarter	37.10 - 39.45	.28
Third Quarter	28.50 - 38.50	.28
Fourth Quarter	19.00 - 32.00	.28

2007	Market Price	Cash Dividend
First Quarter	$ 43.70 - 44.75	$ .26
Second Quarter	43.15 - 44.75	.26
Third Quarter	42.10 - 44.25	.26
Fourth Quarter	41.10 - 42.50	.28

SUMMARY OF QUARTERLY FINANCIAL DATA

The unaudited quarterly results of operations for the years ended December 31, 2008 and 2007 are as follows:

($ 000 omitted except per share)	2008 Quarter Ended				2007 Quarter Ended			
	Mar. 31	**June 30**	**Sept. 30**	**Dec. 31**	**Mar. 31**	**June 30**	**Sept. 30**	**Dec. 31**
Interest income	$ 8,172	$ 7,852	$ 7,661	$ 7,289	$ 8,182	$ 8,294	$ 8,487	$ 8,400
Interest expense	3,016	2,625	2,407	2,242	3,445	3,537	3,593	3,435
Net interest income	5,156	5,227	5,254	5,047	4,737	4,757	4,894	4,965
Provision for loan losses	400	150	525	300	150	150	150	150
Net interest income after provision for loan losses	4,756	5,077	4,729	4,747	4,587	4,607	4,744	4,815
Other income	1,507	1,360	659	990	2,275	1,647	1,607	1,182
Other expenses	4,331	4,277	4,335	7,280	4,200	3,969	3,849	4,078
Operating income before income taxes	1,932	2,160	1,053	(1,543)	2,662	2,285	2,502	1,919
Applicable income taxes	448	562	150	(736)	693	572	684	382
Net income (loss)	$ 1,484	$ 1,598	$ 903	($ 807)	$ 1,969	$ 1,713	$ 1,818	$ 1,537
Net income applicable to common stock								
Per share data:								
Net income (loss)	$ .64	$ .69	$ .39	($ .35)	$ .84	$ .72	$ .78	$ .66

Item 7a. Quantitative and Qualitative Disclosures About Market Risk

See the information set forth on pages 41 and 42 of the management's discussion and analysis for the year ended December 31, 2008 regarding quantitative and qualitative disclosures about market risk in Item 7.

Item 8. Financial Statements and Supplementary Data

The financial statements and supplementary data, some of which is required under Guide 3 (statistical disclosures by bank holding companies) are shown on pages 6 through 35 of the annual shareholders report for the year ended December 31, 2008 attached to this Form 10-K as Exhibit 13 and are incorporated herein by reference. Certain statistical information required in addition to those included in the annual shareholders' report are submitted herewith as follows.

TOWER BANCORP INC. AND ITS WHOLLY-OWNED SUBSIDIARY

LOAN PORTFOLIO

The following table presents the loan portfolio at the end of each of the last five years:

	2008	2007	2006	2005	2004
(000 omitted)					
Commercial, financial & Agricultural	$ 27,840	$ 30,444	$ 54,313	$ 41,619	$ 40,257
Real estate - Construction	15,714	20,134	20,871	2,556	6,793
Real estate - Mortgage	360,487	330,842	297,338	173,923	171,415
Installment & other personal loans (net of unearned income)	14,853	17,059	17,897	11,210	11,004
Total loans	$ 418,894	$ 398,479	$ 390,419	$ 229,308	$ 229,469

TOWER BANCORP INC. AND ITS WHOLLY-OWNED SUBSIDIARY
SUMMARY OF LOAN LOSS EXPERIENCE
Years Ended December 31

(000 omitted)	2008	2007	2006	2005	2004
Average total loans outstanding (net of unearned income)	$ 399,579	$ 391,695	$ 318,819	$ 228,848	$ 220,789
Allowance for loan losses, beginning of period	3,854	3,610	2,129	1,902	1,864
Additions to provision for loan losses charged to operations	1,375	600	360	270	360
Addition due to merger	0	0	1,163	0	0
Loans charged off during the year					
Commercial	404	15	0	1	276
Real estate mortgage	74	197	0	0	0
Installment	238	224	87	95	106
Total charge-off's	716	436	87	96	382
Recoveries of loans previously charged off:					
Commercial	35	4	3	22	35
Installment	49	76	42	31	25
Mortgage	0	0	0	0	0
Total recoveries	84	80	45	53	60
Net loans charged off (recovered)	632	356	42	43	322
Allowance for loan losses, end of period	$ 4,597	$ 3,854	$ 3,610	$ 2,129	$ 1,902
Ratio of net loans charged off (recovered) to average loans outstanding	.16%	.09%	.01%	.02%	.15%

The provision is based on an evaluation of the adequacy of the allowance for possible loan losses. The evaluation includes, but is not limited to, review of net loan losses for the year, the present and prospective financial condition of the borrowers and evaluation of current and projected economic conditions.

TOWER BANCORP INC. AND ITS WHOLLY-OWNED SUBSIDIARY

NONACCRUAL, DELINQUENT AND IMPAIRED LOANS

The following table sets forth the outstanding balances of those loans on a nonaccrual status and those on accrual status which are contractually past due as to principal or interest payments for 30 days and 90 days or more at December 31.

	2008	2007	2006	2005	2004
(000 omitted)					
Nonaccrual loans	$4,416	$4,397	$ 688	$ 44	$ 9
Accrual loans:					
Restructured	$ 0	$ 0	$ 0	$ 0	$ 0
30 - 89 days past due	6,941	1,470	2,002	299	155
90 days or more past due	259	1,001	393	59	13
Total accrual loans	$ 7,200	$2,471	$ 2,395	$ 358	$ 168

See Note 8 of the Notes to Consolidated Financial Statements (Exhibit 13) for details of income recognized and foregone revenue on nonaccrual loans for the past three years, and disclosures of any impaired loans.

Management has identified one impaired relationship in the accrual loan categories shown above, with a balance of $ 966,478 at December 31, 2008.

ALLOWANCE FOR LOAN LOSSES

The following is an allocation by loan categories of the allowance for loan losses at December 31 for the last five years. In retrospect the specific allocation in any particular category may prove excessive or inadequate and consequently may be reallocated in the future to reflect the then current conditions. Accordingly, the entire allowance is available to absorb losses in any category:

	December 31			
	2008		2007	
(000 omitted)	Allowance Amount	Percentage of Loans in Each Category to Total Loans	Allowance Amount	Percentage of Loans in Each Category to Total Loans
Commercial, financial and agricultural	$ 379	6.65%	$ 1,300	7.63%
Real estate - Construction	0	1.53	0	5.04
Real estate - Mortgage	3,844	88.27	1,668	83.06
Installment	266	3.55	246	4.27
Unallocated	108	N/A	640	N/A
Total	$ 4,597	100.0%	$ 3,854	100.0%

	December 31					
	2006		2005		2004	
(000 omitted)	Allowance Amount	Percentage of Loans in Each Category to Total Loans	Allowance Amount	Percentage of Loans in Each Category to Total Loans	Allowance Amount	Percentage of Loans in Each Category to Total Loans
Commercial, financial and agricultural	$ 2,144	13.91%	$ 474	18.2%	$ 453	17.5%
Real estate - Construction	0	5.35	0	1.1	0	3.0
Real estate - Mortgage	703	6.16	664	75.8	664	74.7
Installment	220	4.58	0	4.9	0	4.8
Unallocated	543	N/A	991	N/A	785	N/A
Total	$ 3,610	100.0%	$ 2,129	100.0%	$ 1,902	100.0%

DEPOSITS

The average amounts of deposits are summarized below:

Years Ended December 31 (000 omitted)	2008	2007	2006
Demand deposits	$ 40,637	$ 41,528	$ 38,600
Interest bearing demand deposits	179,237	182,602	120,849
Savings deposits	42,303	44,038	42,266
Time deposits	163,757	173,644	136,159
Total deposits	$ 425,934	$ 441,812	$ 337,874

RETURN ON EQUITY AND ASSETS (APPLYING DAILY AVERAGE BALANCES)

The following table presents a summary of significant earnings and capital ratios:

(000 omitted)	2008	2007	2006
Average assets	$ 555,213	$ 569,645	$ 457,252
Net income	$ 3,178	$ 7,037	$ 6,132
Average equity	$ 78,024	$ 84,267	$ 67,696
Cash dividends	$ 2,595	$ 2,489	$ 1,602
Return on assets	.57%	1.24%	1.34%
Return on equity	4.07%	8.35%	9.06%
Dividend payout ratio	81.66%	35.37%	26.13%
Equity to asset ratio	14.05%	14.79%	14.80%

TOWER BANCORP INC. AND ITS WHOLLY-OWNED SUBSIDIARY
CONSOLIDATED SUMMARY OF OPERATIONS

	Years Ended December 31				
(000 omitted)	2008	2007	2006	2005	2004
Interest income	$ 30,974	$ 33,363	$ 25,799	$ 16,494	$ 14,126
Interest expense	10,290	14,010	9,873	5,152	4,011
Net interest income	20,684	19,353	15,926	11,342	10,115
Provision for loan Losses	1,375	600	360	270	360
Net interest income after provision for loan losses	19,309	18,753	15,566	11,072	9,755
Other income:					
Investment services income	713	961	413	254	79
Service charges - Deposits	1,897	1,808	1,523	1,112	992
Other service charges, collection and exchange, charges, commission fees	1,241	1,525	1,084	722	559
Other operating income	666	2,417	4,304	2,714	2,961
Total other income	4,517	6,711	7,324	4,802	4,591
Income before operating expense	23,826	25,464	22,890	15,874	14,346
Operating expenses:					
Salaries and employees benefits	8,581	8,188	6,949	4,474	4,078
Occupancy and equipment expense	4,085	3,629	3,073	1,886	1,702
Other operating expenses	7,558	4,279	4,018	2,455	2,154
Total operating Expenses	20,224	16,096	14,040	8,815	7,934
Income before income taxes	3,602	9,368	8,850	7,059	6,412
Income tax	424	2,331	2,718	2,027	1,389
Net income applicable to common stock	$ 3,178	$ 7,037	$ 6,132	$ 5,032	$ 4,723
Per share data:					
Earnings per common share	$ 1.37	$ 3.00	$ 2.92	$ 2.91	$ 2.73
Cash dividend - common	$ 1.12	$ 1.06	$ .74	$ .92	$ 1.34
Average number of common shares	2,316,697	2,345,286	2,103,487	1,727,055	1,727,856

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures.

Not applicable.

Item 9a. Controls and Procedures

The Corporation's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Corporation's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2008. Based on such evaluation, such officers have concluded that, as of December 31, 2008, the Corporation's disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Corporation (including its consolidated subsidiary) required to be included in the Corporation's periodic filings under the Exchange Act, except for the material weakness and related remediation measures noted in Management's Report on Internal Control included in the Annual Report attached to this Form 10-K as Exhibit 13.

Management's report on internal control over financial reporting and the report on internal control over financial reporting of the Registered Public Accounting Firm are included in the annual shareholders' report for the year ended December 31, 2008 attached to this Form 10-K as Exhibit 13 and are incorporated herein by reference.

CHANGES IN INTERNAL CONTROLS

There have not been any changes in the Corporation's internal control over financial reporting or in other factors that could materially affect or are reasonably likely to materially affect these controls during the fourth quarter of 2008, except for the actions taken during 2008 to remediate the material weakness. The changes are addressed in Management's Report on Internal Control Over Financial Reporting and include changes in staffing and procedures to adequately maintain risk identification and monitoring of loans for calculating the adequacy of the allowance for loan losses.

Item 9b. Other Information

The Corporation had no other events that should have been disclosed on Form 8K that were not already disclosed on such form.

PART III

Item 10. Directors and Executive Officers and Corporate Governance

The Corporation has adopted a Code of Ethics that applies to all Directors and Senior Managers (including its Chief Executive Officer and Chief Financial Officer). The Corporation's Directors and Senior Management Code of Ethics is available on First National Bank of Greencastle's website at http://www.fnbgc.com under the "About FNB" tab.

All other information required by Item 10 is incorporated by reference from Tower Bancorp's definitive proxy statement for the 2009 Annual Meeting of Shareholders filed pursuant to Regulation 14A.

Item 11. Executive Compensation

The information required by Item 11 is incorporated by reference from Tower Bancorp's definitive proxy statement for the 2009 Annual Meeting of Shareholders filed pursuant to Regulation 14A.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by Item 12 is incorporated by reference from Tower Bancorp, Inc.'s definitive proxy statement for the 2009 Annual Meeting of Shareholders filed pursuant to Regulation 14A, and Item 5 of this Annual Report on Form 10-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 is incorporated by reference from Tower Bancorp's definitive proxy statement for the 2009 Annual Meeting of Shareholders filed pursuant to Regulation 14A.

Item 14. Principal Accountant Fees and Services

The information required by Item 14 is incorporated by reference from Tower Bancorp's definitive proxy statement for the 2009 Annual Meeting of Shareholders filed pursuant to Regulation 14A.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) (1) - List of Financial Statements

The following consolidated financial statements of Tower Bancorp and its subsidiary, included in the annual report of the registrant to its shareholders for the year ended December 31, 2008 attached to this Form 10-K as Exhibit 13, are incorporated by reference in Item 8:

Consolidated balance sheets - December 31, 2008 and 2007

Consolidated statements of income - Years ended December 31, 2008, 2007, and 2006

Consolidated statements of stockholders' equity - Years ended December 31, 2008, 2007, and 2006

Consolidated statements of cash flows - Years ended December 31, 2008, 2007, and 2006

Notes to consolidated financial statements - December 31, 2008

(2) List of Financial Statement Schedules

All financial statement schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

(3) Listing of Exhibits

(2.1) Agreement and Plan of Merger by and between Tower Bancorp, Inc. and Graystone Financial Corp dated as of November 12, 2008 (incorporated by reference to Exhibit 2.1 of Tower Bancorp, Inc.'s Form S-4 (Registration No. 333-156535) filed December 31, 2008, as amended).

(3.1) Articles of Incorporation of Tower Bancorp, Inc. (incorporated by reference to Exhibit 3.1 of Tower Bancorp, Inc.'s Form 10-Q for the quarter ended September 30, 2005

(3.2) Bylaws of Tower Bancorp, Inc. (incorporated by reference to Exhibit 3(ii) of Tower Bancorp, Inc.'s Form 8-K filed January 13, 2006.

(10) Material contracts

(10.1) Change of Control Agreement of Jeffrey B. Shank dated as of September 25, 2002 (incorporated by reference to Exhibit 99.4 of Tower Bancorp, Inc.'s Form 10-Q for the quarter ended September 30, 2002).

(10.2) Change of Control Agreement of Franklin T. Klink, III dated as of November 26, 2001 (incorporated by reference to Exhibit 10.1 of Tower Bancorp, Inc.'s Form 10-K for the year ended December 31, 2001).

(10.3) Change of Control Agreement of Donald G. Kunkle dated as of January 4, 2002 (incorporated by reference to Exhibit 10.2 of Tower Bancorp, Inc.'s Form 10-K for the year ended December 31, 2001).

(10.4) Change of Control Agreement of John H. McDowell, Sr. dated as of December 23, 1998 (incorporated by reference to Exhibit 10.2 of Tower Bancorp, Inc.'s Form 10-K for the year ended December 31, 1998).

(10.5) Tower Bancorp, Inc.'s Non-Qualified Stock Option Plan (incorporated by reference to Exhibit 99.1 to Tower Bancorp, Inc.'s Registration Statement on Form S-8 (File No. 333-40661)).

(10.6) Tower Bancorp, Inc.'s Stock Option Plan for Outside Directors (incorporated by reference to Exhibit 99.2 to Tower Bancorp, Inc.'s Registration Statement on Form S-8 (File No. 333-40661)).

(10.7) Supplemental Executive Retirement Agreement of Jeffrey B. Shank dated as of September 25, 2002 (incorporated by reference to Exhibit 99.3 of Tower Bancorp, Inc.'s Form 10-Q for the quarter ended September 30, 2002).

(10.8) Form of Amendment and Restatement of the First National Bank of Greencastle Group Term Replacement Plan A (incorporated by reference to Exhibit 10.8 of Tower Bancorp, Inc.'s Registration Statement on Form S-4 (File No. 333-130485)).

(10.9) Form of Amendment and Restatement of the First National Bank of Greencastle Group Term Replacement Plan B (incorporated by reference to Exhibit 10.8 of Tower Bancorp, Inc.'s Registration Statement on Form S-4 (File No. 333-130485)).

(10.10) Form of Amendment and Restatement of the First National Bank of Greencastle Executive Bonus Agreement (incorporated by reference to Exhibit 10.8 of Tower Bancorp, Inc.'s Registration Statement on Form S-4 (File No. 333-130485))

(10.11) First National Bank of Greencastle Employees' Stock Ownership Plan Incorporated by reference to Exhibit 99.3 to Tower Bancorp, Inc.'s Registration Statement on Form S-8 (File No. 333-40661).

(13) Annual report to security holders - filed herewith

(21) Subsidiaries of the registrant - filed herewith

(23.1) Consent of independent registered public accounting firm - filed herewith

(31.1) Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 - filed herewith

(31.2) Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 - filed herewith

(32.1) Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 - filed herewith.

(32.2) Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 - filed herewith.

All other exhibits for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER BANCORP, INC.
(Registrant)

By /s/ Jeff B. Shank

Jeff B. Shank,
President/CEO
(Principal Executive Officer)

By /s/ Franklin T. Klink, III

Franklin T. Klink, III
Treasurer (Principal Financial and Accounting Officer)

Dated: March 13, 2009

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/S/ Jeff B. Shank Jeff B. Shank	President & Director	March 13, 2009
/S/ Kermit G. Hicks Kermit G. Hicks	Chairman of the Board & Director	March 13, 2009
/S/ Frederic M. Frederick Frederic M. Frederick	Vice Chairman of the Board & Director	March 13, 2009
/S/ James H. Craig, Jr. James H. Craig, Jr.	Director	March 13, 2009
/S/ Lois Easton Lois Easton	Director	March 13, 2009
/S/ Mark E. Gayman Mark E. Gayman	Director	March 13, 2009
/S/ Patricia A. Carbaugh Patricia A. Carbaugh	Director	March 13, 2009
/S/ Harry D. Johnston Harry D. Johnston	Director	March 13, 2009
/S/ Terry Randall Terry Randall	Director	March 13, 2009

Exhibit Index

Exhibit No.

13	Annual report to security holders
21	Subsidiaries of the Registrant
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 13

Tower Bancorp, Inc.

2008 Annual Financial Report

CONTENTS

SEK&Co

Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE FINANCIAL STATEMENTS

To the Board of Directors and
Shareholders of Tower Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Tower Bancorp, Inc. and subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2008. Tower Bancorp, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tower Bancorp, Inc. and subsidiary as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Corporation changed its policy for accounting for stock-based compensation in 2006. As discussed in Note 21 to the consolidated financial statements, the Corporation changed its method of accounting for split-dollar post-retirement benefits in 2008 as required by the provisions of EITF 06-04.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Tower Bancorp, Inc. and subsidiary's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 13, 2009 expressed an adverse opinion.

/S/ SMITH ELLIOTT KEARNS & COMPANY, LLC

Chambersburg, Pennsylvania
March 13, 2009

Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and
Shareholders of Tower Bancorp, Inc.

We have audited Tower Bancorp, Inc. and subsidiary's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Tower Bancorp, Inc. and subsidiary's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Corporation's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment. The Corporation did not maintain adequate risk identification and monitoring of loans. Weaknesses include an ineffective loan review function, incomplete management information system, inadequate information to support the borrowers' ability to service the loans, inconsistent loan documentation, and ineffective evaluation of the components of the allowance for loan losses. These conditions result in a weakness in management's ability to administer the loan portfolio and to determine the adequacy of the allowance for loan losses. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2008 financial statements, and this report does not affect our report dated March 13, 2009 on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Tower Bancorp, Inc. and subsidiary have not maintained effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

To the Board of Directors and
Shareholders of Tower Bancorp, Inc.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related consolidated statements of income, changes in stockholders' equity and cash flows of Tower Bancorp, Inc. and subsidiary, and our report dated March 13, 2009 expressed an unqualified opinion.

/S/ SMITH ELLIOTT KEARNS & COMPANY, LLC

Chambersburg, Pennsylvania
March 13, 2009

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To our Shareholders,
Tower Bancorp, Inc.
Greencastle, Pennsylvania

The management of Tower Bancorp, Inc. and its wholly-owned subsidiary (the "Corporation") has the responsibility for establishing and maintaining an adequate internal control structure and procedures for financial reporting. Management maintains a comprehensive system of internal control to provide reasonable assurance of the proper authorization of transactions, the safeguarding of assets and the reliability of the financial records. The system of internal control provides for appropriate division of responsibility and is documented by written policies and procedures that are communicated to employees. Tower Bancorp, Inc. and its wholly-owned subsidiary maintain an internal auditing program, under the supervision of the Audit Committee of the Board of Directors, which independently assesses the effectiveness of the system of internal control and recommends possible improvements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of the Corporation's management, including its Chief Executive Officer and Chief Financial Officer, the Corporation has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2008 using the *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Corporation's annual or interim financial statements will not be prevented or detected on a timely basis. Management identified the following material weakness in internal control over financial reporting as of December 31, 2008:

> The Corporation did not maintain adequate risk identification and monitoring of loans. Weaknesses include an ineffective loan review function, incomplete management information system, inadequate information to support the borrowers' ability to service the loans, inconsistent loan documentation, and ineffective evaluation of the components of the allowance for loan losses. These conditions result in a weakness in management's ability to administer the loan portfolio and to determine the adequacy of the allowance for loan losses.

As a result of the material weakness identified above, management has concluded that Tower Bancorp, Inc. and subsidiary did not maintain effective internal control over financial reporting as of December 31, 2008 based on criteria established in *Internal Control – Integrated Framework* issued by the COSO.

To our Shareholders,
Tower Bancorp, Inc.

The independent registered public accounting firm of Smith Elliott Kearns & Company, LLC has issued an audit report on the Corporation's internal control over financial reporting as of December 31, 2008. The accounting firm's audit report on internal control over financial reporting is included in this financial report.

/S/ Jeffrey B. Shank	/S/ Franklin T. Klink, III
Jeffrey B. Shank	Franklin T. Klink, III
President and Chief Executive Officer	Chief Financial Officer
March 13, 2009	March 13, 2009

REMEDIATION OF MATERIAL WEAKNESS

The Corporation continues to develop and implement plans to address our material weakness. Management has taken the following steps to improve the internal controls over financial reporting.

Management has maintained a full time Loan Review Officer. The Loan Review Officer has been reviewing the adequacy of management's risk identification of loans for calculating the adequacy of the allowance for loan losses. The Corporation has maintained a full time Credit Administration Officer and a full time Credit Analyst to assist in the identification and monitoring of risk within the loan portfolio. In addition, a consulting firm was engaged to assist in reviewing the adequacy of management's risk identification processes and ratings. The loan policy was redrafted to better address risk identification of loans. A consulting firm was engaged to assist with the new loan policy. Management reviewed the management information systems, particularly the data used for loan risk assessment. The data has been updated to reflect current risk assessments. New procedures were implemented to strengthen the collection and filing of information to support borrower's ability to service loans. The Board of Directors formed a Compliance Committee to oversee the development and implementation of the actions to remediate the material weakness. A consulting firm was engaged to assist the Compliance Committee.

TOWER BANCORP INC. AND ITS WHOLLY-OWNED SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
December 31, 2008 and 2007

	2008	2007
	(000 omitted)	
ASSETS		
Cash and due from banks	$ 10,757	$ 16,770
Federal funds sold	0	20,081
Interest bearing deposits with banks	802	0
Investment securities available for sale	76,451	83,846
Restricted Bank stock	4,788	2,914
Loans		
Commercial, financial and agricultural	27,840	30,444
Real estate – Mortgages	360,696	331,521
Real estate – Construction and land development	15,714	20,134
Consumer	14,853	17,059
	419,103	399,158
Net deferred loan fees, costs and discounts	(209)	(679)
Less: Allowance for loan losses	(4,597)	(3,854)
Total loans	414,297	394,625
Premises, equipment, furniture and fixtures	11,834	9,861
Real estate owned other than premises	2,316	2,313
Accrued interest receivable	1,855	1,861
Cash surrender value of life insurance	11,208	10,768
Deferred income taxes	3,107	0
Goodwill	16,558	16,558
Other intangible assets	1,583	1,994
Other assets	973	45
Total assets	$ 556,529	$ 561,636

	2008	2007
	(000 omitted)	
LIABILITIES		
Deposits in domestic offices		
Demand, noninterest bearing	$ 44,205	$ 46,860
Savings	216,021	223,904
Time	161,085	169,166
Total deposits	421,311	439,930
Liabilities for other borrowed funds	59,525	37,735
Accrued interest payable	637	999
Deferred income taxes	0	1,657
Other liabilities	4,299	2,901
Total liabilities	485,772	483,222
STOCKHOLDERS' EQUITY		
Stockholders' equity		
Common Stock: no par value, authorized 5,000,000 shares, issued 2,420,481 shares	2,225	2,225
Additional paid-in capital	34,787	34,831
Retained earnings	40,278	40,696
Accumulated other comprehensive income	(2,375)	4,558
	74,915	82,310
Less: Cost of treasury stock, 105,001 shares - 2008; 98,055 shares – 2007	(4,158)	(3,896)
Total stockholders' equity	70,757	78,414
Total liabilities and stockholders' equity	$ 556,529	$ 561,636

The Notes to Consolidated Financial Statements are an integral part of these statements

TOWER BANCORP INC. AND ITS WHOLLY-OWNED SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2008, 2007, and 2006

	2008	2007 (000 omitted)	2006
Interest and Dividend Income			
Interest and fees on loans	$ 27,023	$ 28,490	$ 22,384
Interest and dividends on investment securities			
Taxable	2,467	1,618	1,800
Federal tax exempt	1,196	1,278	1,227
Interest on federal funds sold	258	1,961	348
Interest on deposits with banks	30	16	40
Total interest income	30,974	33,363	25,799
Interest Expense			
Interest on time certificates of deposit of $ 100,000 or more	1,248	1,561	896
Interest on other deposits	7,002	10,367	6,482
Interest on borrowed funds	2,040	2,082	2,495
Total interest expense	10,290	14,010	9,873
Net interest income	20,684	19,353	15,926
Provision for loan losses	1,375	600	360
Net interest income after provision for loan losses	19,309	18,753	15,566
Other Income			
Investment services income	713	961	413
Service charges on deposit accounts	1,897	1,808	1,523
Other service charges, collection and exchange charges, commissions and fees	1,241	1,525	1,084
Investment securities gains	269	1,886	3,923
Other income	397	531	381
	4,517	6,711	7,324
Other Expenses			
Salaries, wages and other employee benefits	8,581	8,188	6,949
Occupancy expense	1,132	1,058	853
Furniture and equipment expenses	2,953	2,571	2,220
Merger expense	300	0	0
Impairment expense	2,607	0	0
Other operating expenses	4,651	4,279	4,018
	20,224	16,096	14,040
Income before income taxes	3,602	9,368	8,850
Applicable income tax expense	424	2,331	2,718
Net income	$ 3,178	$ 7,037	$ 6,132
Earnings per share:			
Basic earnings per share	$ 1.37	$ 3.00	$ 2.92
Weighted average shares outstanding	2,316,697	2,345,286	2,103,487
Diluted earnings per share	$ 1.37	$ 2.99	$ 2.87
Weighted average shares outstanding	2,320,496	2,353,426	2,137,168

The Notes to Consolidated Financial Statements are an integral part of these statements

TOWER BANCORP INC. AND ITS WHOLLY-OWNED SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2008, 2007, and 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Stockholders' Equity
			(000 omitted)			
Balance at December 31, 2005	$ 2,225	$ 6,760	$ 31,618	$ 9,557	($ 1,771)	$ 48,389
Comprehensive income:						
Net income	0	0	6,132	0	0	6,132
Net unrealized gain on available for sale securities (net of tax $ 605)	0	0	0	1,174	0	1,174
Total comprehensive income						7,306
Cash dividends declared on common stock ($ 0.74 per share)	0	0	(1,602)	0	0	(1,602)
Merger activity	0	28,009	0	0	(72)	27,937
Stock options granted	0	108	0	0	0	108
Stock options exercised	0	(69)	0	0	0	(69)
Purchase of treasury stock (10,989 shares)	0	(30)	0	0	(813)	(843)
Sale of treasury stock (8,619 shares)	0	32	0	0	295	327
Balance at December 31, 2006	2,225	34,810	36,148	10,731	(2,361)	81,553
Comprehensive income:						
Net income	0	0	7,037	0	0	7,037
Net unrealized gain (loss) on available for sale securities (net of tax $ 3,180)	0	0	0	(6,173)	0	(6,173)
Total comprehensive income						864
Cash dividends declared on common stock ($ 1.06 per share)	0	0	(2,489)	0	0	(2,489)
Stock options granted	0	108	0	0	0	108
Stock options exercised	0	(71)	0	0	0	(71)
Purchase of treasury stock (43,122 shares)	0	0	0	0	(1,853)	(1,853)
Sale of treasury stock (8,345 shares)	0	(16)	0	0	318	302
Balance at December 31, 2007	2,225	34,831	40,696	4,558	(3,896)	78,414
Comprehensive income:						
Net income	0	0	3,178	0	0	3,178
Net unrealized gain (loss) on available for sale securities (net of tax $ 3,572)	0	0	0	(6,933)	0	(6,933)
Total comprehensive income (loss)						(3,755)
Cash dividends declared on common stock ($ 1.12 per share)	0	0	(2,595)	0	0	(2,595)
Split dollar life insurance accounting	0	0	(1,001)	0	0	(1,001)
Stock options granted	0	78	0	0	0	78
Stock options exercised	0	(52)	0	0	0	(52)
Purchase of treasury stock (14,409 shares)	0	0	0	0	(558)	(558)
Sale of treasury stock (7,463 shares)	0	(70)	0	0	296	226
Balance at December 31, 2008	$ 2,225	$ 34,787	$ 40,278	($ 2,375)	($ 4,158)	$ 70,757

The Notes to Consolidated Financial Statements are an integral part of these statements

TOWER BANCORP INC. AND ITS WHOLLY-OWNED SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2008, 2007, and 2006

	2008	2007	2006
		(000 omitted)	
Cash flows from operating activities:			
Net income	$ 3,178	$ 7,037	$ 6,132
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,067	1,267	915
Net loss on sale of property and equipment	48	8	0
Provisions for loan loss	1,375	600	360
Granting of Stock Options	78	108	108
(Gain) on sale of investment securities	(269)	(1,886)	(3,923)
Provision for deferred taxes	(1,084)	(342)	(12)
Impairment of investments	2,607	0	0
(Increase) decrease in:			
Other assets	(1,049)	754	(292)
Mortgage servicing valuation	52	(301)	0
Interest receivable	6	(20)	(738)
Cash surrender value of life insurance	(440)	(85)	(378)
Increase (decrease) in:			
Interest payable	(362)	5	(113)
Other liabilities	307	(61)	151
Other net	0	0	(112)
Net cash provided by operating activities	5,514	7,084	2,098
Cash flows from investing activities:			
Net (increase) in loans	(20,800)	(8,416)	(19,949)
Purchases of property and equipment	(4,027)	(1,474)	(2,593)
Net decrease in interest bearing deposits with banks	(802)	97	3,086
Maturity/sales of available for sale securities	12,427	9,260	47,407
Purchases of available for sale securities	(16,924)	(12,391)	(16,728)
Sales of fixed assets	1,012	7	6
Purchase of restricted bank stock	(2,730)	(121)	(1,066)
Cash acquired in acquisition	0	0	4,594
Purchase price of shares exchanged for cash	0	0	(2,935)
Net cash provided (used) by investing activities	($ 31,844)	($ 13,038)	$ 11,822

The Notes to Consolidated Financial Statements are an integral part of these statements

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
Years Ended December 31, 2008, 2007, and 2006

	2008	2007	2006
		(000 omitted)	
Cash flows from financing activities:			
Net increase (decrease) in deposits	($ 18,717)	$ 30,095	$ 9,599
Borrowings (payments) on short term borrowings	38,885	(13,540)	(18,531)
Long-term borrowings	18,615	1,081	0
Payments on long-term borrowings	(15,609)	(5,000)	0
Purchase of treasury stock	(558)	(1,853)	(813)
Proceeds from sale of treasury stock	296	302	226
Cash dividends paid	(2,595)	(2,489)	(2,017)
Net cash provided (used) by financing activities	20,317	8,596	(11,536)
Net increase (decrease) in cash and cash equivalents	(6,013)	2,642	2,384
Cash and cash equivalents at beginning of year	16,770	14,128	11,744
Cash and cash equivalents at end of year	$ 10,757	$ 16,770	$ 14,128
Supplemental disclosure of cash flows information:			
Cash paid during the year for:			
Interest	$ 10,653	$ 14,005	$ 9,243
Income taxes	1,948	2,861	2,783
Supplemental schedule of noncash investing and financing activities:			
Unrealized gain (loss) on securities available for sale (net of tax effects)	($ 8,654)	($ 6,173)	$ 1,174
Impairment of investments (net of tax)	1,721	0	0
Additional paid-in capital issued in merger	0	0	28,009

The Notes to Consolidated Financial Statements are an integral part of these statements

Note 1. Summary of Significant Accounting Policies

Nature of Operations

Tower Bancorp, Inc. (the "Corporation") is a bank holding company whose primary activity consists of owning and supervising its subsidiary, The First National Bank of Greencastle, which is engaged in providing banking and bank related services in South Central Pennsylvania, principally Franklin and Fulton Counties, and Washington County, Maryland. Its sixteen (16) offices are located in Greencastle, Quincy, Shady Grove, Laurich, Waynesboro, Chambersburg (2), Rouzerville, McConnellsburg (2), Needmore, Fort Loudon and Mercersburg, Pennsylvania; Hancock and Hagerstown (2), Maryland.

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary, The First National Bank of Greencastle (the "Bank"). All significant intercompany transactions and accounts have been eliminated.

FNB Mortgage Brokers, Inc. was a wholly-owned subsidiary of the Bank, and was acquired in the merger with FNB Financial Corporation in 2006. FNB Mortgage Brokers, Inc. was dissolved by the Corporation on February 28, 2007.

First Fulton County Community Development Corporation (FFCCDC) is a wholly-owned subsidiary of the Bank, and was acquired in the merger with FNB Financial Corporation in 2006. The purpose of FFCCDC is to serve the needs of low to moderate income individuals and small business in Fulton County under the Community Development and Regulatory Improvement Act of 1995. FFCCDC has been inactive since it was acquired.

During 2006, the Corporation completed the merger of FNB Financial Corporation, and these operations are included subsequent to the purchase. See Note 18 for further discussion.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowances for losses on loans and foreclosed real estate. Such agencies may require the Corporation to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, management's estimate of credit losses inherent in the loan portfolio and the related allowance may change in the near term.

Note 1. Summary of Significant Accounting Policies (Continued)

Investment Securities

The Corporation's investments in securities are classified in three categories and accounted for as follows:

⇨ ***Trading Securities***. Securities held principally for resale in the near term are classified as trading securities and recorded at their fair values. Unrealized gains and losses on trading securities are included in other income.

⇨ ***Securities to be Held to Maturity***. Bonds and notes for which the Corporation has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method over the period to maturity.

⇨ ***Securities Available for Sale***. Securities available for sale consist of securities not classified as trading securities nor as securities to be held to maturity. These are securities that management intends to use as a part of its asset and liability management strategy and may be sold in response to changes in interest rates, resultant prepayment risk and other related factors. Securities available for sale are recorded at their fair values.

Unrealized holding gains and losses, net of tax, on securities available for sale are reported as a net amount in other comprehensive income.

Gains and losses on the sale of securities available for sale are determined using the specific-identification method.

The Corporation had no trading or held to maturity securities in 2008 or 2007.

Investments include equity securities with a concentration in the financial services sector amounting to $ 18,483,000 and $ 33,861,000 at December 31, 2008 and 2007, respectively.

The Corporation's investments are exposed to various risks, such as interest rate, market risk, currency and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of the investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in the financial statements. In addition, recent economic uncertainty and market events have led to unprecedented volatility in currency, commodity, credit and equity markets culminating in failures of some banking and financial services firms and Government intervention to solidify others. These recent events underscore the level of investment risk associated with the current economic environment, and accordingly the level of risk in the Corporation's investments.

Restricted Bank Stock

The Corporation is required to maintain minimum investment balances in The Federal Reserve Bank, Federal Home Loan Bank and Atlantic Central Banker's Bank. These investments are carried at cost because they are not actively traded and have no readily determinable market value.

Premises, Equipment, Furniture and Fixtures and Depreciation

Premises, equipment, and furniture and fixtures are carried at cost less accumulated depreciation. Depreciation has been provided generally on the straight-line method and is computed over the estimated useful lives of the various assets as follows:

	Years
Premises	15-40
Equipment, furniture and fixtures	3-15

Repairs and maintenance are charged to operations as incurred. Land is not depreciated.

Note 1. Summary of Significant Accounting Policies (Continued)

Foreclosed Property

Foreclosed properties includes properties for which the institution has taken physical possession in connection with loan foreclosure proceedings. See Note 5 for further details.

At the time of foreclosure, foreclosed real estate is recorded at fair value less cost to sell, which becomes the property's new basis. Any write-downs based on the asset's fair value at date of acquisition are charged to the allowance for loan losses. If an increase in basis results, it is classified as non-interest income unless there has been a prior charge-off, in which case a recovery to the allowance for loan losses is recorded. After foreclosure, these assets are carried as "other assets" at the new basis. Improvements to the property are added to the basis of the assets. Costs incurred in maintaining foreclosed real estate and subsequent adjustments to the carrying amount of the property are classified as "other expenses".

Loans and Allowance for Loan Losses

Loans are stated at the amount of unpaid principal, reduced by unearned discount, deferred loan origination fees, and an allowance for loan losses. Unearned discount on installment loans is recognized as income over the terms of the loans by the interest method. Interest on other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay.

Loan origination fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment of the related loan's yield. The Corporation is amortizing these amounts over the contractual life of the related loans.

Nonaccrual/Impaired Loans

The accrual of interest income on loans ceases when principal or interest is past due 90 days or more and collateral is inadequate to cover principal and interest or immediately if, in the opinion of management, full collection is unlikely. Interest accrued but not collected as of the date of placement on nonaccrual status is reversed and charged against current income unless fully collateralized. Subsequent payments received are either applied to the outstanding principal balance or recorded as interest income, depending on management's assessment of the ultimate collectibility of principal. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest income on such loans is recognized only to the extent of interest payments received.

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The larger commercial loans are evaluated for impairment. Impairment is measured on a loan-by-loan basis by comparing the contractual principal and interest payments to the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Consumer loans such as residential mortgages and installments, comprised of smaller balance homogeneous loans, are collectively evaluated for impairment. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest income on such loans is recognized only to the extent of interest payments received.

Note 1. Summary of Significant Accounting Policies (Continued)

Earnings per Share of Common Stock

Earnings per share of common stock were computed based on weighted average shares outstanding. For diluted earnings per share, net income is divided by the weighted average number of shares outstanding plus the incremental number of shares added as a result of converting common stock equivalents. The corporation's common stock equivalents consist of outstanding stock options. See Note 10 for further details.

A reconciliation of the weighted average shares outstanding used to calculate basic net income per share and diluted net income per share follows. There is no adjustment to net income to arrive at diluted net income per share.

	2008	2007	2006
Weighted average shares outstanding (basic)	2,316,697	2,345,286	2,103,487
Impact of common stock equivalents	3,799	8,140	33,681
Weighted average shares outstanding (diluted)	2,320,496	2,353,426	2,137,168

Goodwill

Goodwill represents the excess of the purchase price over the underlying fair value of merged entities. Goodwill is accounted for under Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", and is assessed for impairment at least annually and as triggering events occur. In making this assessment, management relies on a number of factors including operating results, business plans, economic projections, anticipated future cash flows, and transactions and market place data. There are inherent uncertainties related to these factors and management's judgment in applying them to the analysis of goodwill impairment. Changes in economic and operating conditions could result in a goodwill impairment in future periods. Disruptions to the business such as end market conditions and protracted economic weakness, unexpected significant declines in operating results, and market capitalization declines may result in a goodwill impairment. These types of events and the resulting analysis could result in additional charges for goodwill and other asset impairments in the future. See Note 18 for further details.

Intangible Assets

Intangible assets include premiums from purchases of core deposit relationships acquired in the merger with FNB Financial Corporation. The core deposit intangible is being amortized over ten years on a sum-of-the-years-digits basis. Also included in intangible assets are mortgage servicing rights resulting from loans serviced for others, discussed further in Note 6. See Note 18 for further details.

Loan Servicing

The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans: product type, investor type, interest rate, and term.

Federal Income Taxes

For financial reporting purposes, the provision for loan losses charged to operating expense is based on management's judgment, whereas for federal income tax purposes, the amount allowable under present tax law is deducted. Additionally, deferred compensation is charged to operating expense in the period the liability is incurred for financial reporting purposes, whereas, for federal income tax purposes, these expenses are deducted when paid. There are also differences between the amount of depreciation, intangible amortization, and deferred compensation expensed for tax and financial reporting purposes, and an income tax effect caused by the adjustment to fair value for available for sale securities. As a result of these timing differences, deferred income taxes are provided in the financial statements. See Note 13 for further details.

Note 1. Summary of Significant Accounting Policies (Continued)

Federal Income Taxes (Continued)

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above would be reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest and penalties associated with unrecognized tax benefits would be classified as additional income taxes in the statement of income.

At December 31, 2008 there was no liability for unrecognized tax benefits.

Cash Flows

For purposes of the Statements of Cash Flows, the Corporation has defined cash and cash equivalents as highly liquid debt instruments with maturities of three months or less. They are included in the balance sheet caption "cash and due from banks". As permitted by generally accepted accounting principles, the Corporation has elected to present the net increase or decrease in deposits in banks, loans and deposits in the Statements of Cash Flows.

Fair Values of Financial Instruments

Generally accepted accounting principles (GAAP) require disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. GAAP exclude certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the corporation. See Note 19 for further details.

The following methods and assumptions were used by the Corporation in estimating fair values of financial instruments as disclosed herein:

Cash and Cash Equivalents. The carrying amounts of cash and short-term instruments approximate their fair value.

Interest Bearing Deposits with Banks. Interest bearing balances with banks having a maturity greater than one year have estimated fair values using discounted cash flows based on current market interest rates.

Securities to be Held to Maturity and Securities Available for Sale. Fair values for investment securities are based on quoted market prices.

Note 1. Summary of Significant Accounting Policies (Continued)

Fair Values of Financial Instruments (Continued)

Loans Receivable. For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit Liabilities. The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed rate certificates of deposits and IRA's are estimated using a discounted cash flow calculation that applies interest rates currently being offered to a schedule of aggregated expected maturities on time deposits.

Federal Funds Purchased and Other Borrowed Funds. The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other borrowings are estimated using discounted cash flow analyses based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest. The carrying amounts of accrued interest approximate their fair values.

Off-Balance-Sheet Instruments. The Corporation generally does not charge commitment fees. Fees for standby letters of credit and their off-balance-sheet instruments are not significant.

Advertising

The Corporation expenses advertising costs as they are incurred. Advertising expense for the years ended December 31, 2008, 2007, and 2006, was $ 370,594, $ 371,104, and $ 332,246, respectively.

Trust Assets

Assets held by the Corporation in a fiduciary or agency capacity are not included in the consolidated financial statements since such assets are not assets of the Corporation. In accordance with banking industry practice, income from fiduciary activities is generally recognized on the cash basis which is not significantly different from amounts that would have been recognized on the accrual basis.

Comprehensive Income

The Corporation follows generally accepted accounting principles when reporting comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from nonowner sources. It includes all changes in equity except those resulting from investments by stockholders and distributions to stockholders. Comprehensive income includes net income and certain elements of "other comprehensive income" such as foreign currency transactions; accounting for futures contracts; employers accounting for pensions; and accounting for certain investments in debt and equity securities.

The Corporation has elected to report its comprehensive income in the statement of changes in stockholders' equity. The only element of "other comprehensive income" that the Corporation has is the unrealized gains or losses on available for sale securities.

Note 1. Summary of Significant Accounting Policies (Continued)

Comprehensive Income (Continued)

The components of the change in net unrealized gains (losses) on securities are as follows:

	2008	2007 (000 Omitted)	2006
Gross unrealized holding gains (losses) arising during the year	($ 12,843)	($ 7,467)	$ 5,702
Reclassification adjustment for impairment losses recognized in net income	2,607	0	0
Reclassification adjustment for (gains) realized in net income	(269)	(1,886)	(3,923)
Net unrealized holding gains (losses) before taxes	(10,505)	(9,353)	1,779
Tax effect	(3,572)	3,180	(605)
Net change	($ 6,933)	($ 6,173)	$ 1,174

Fair Value Measurements

SFAS No. 157, *Fair Value Measurements*, defines fair value, establishes a framework for measuring fair value, establishes a three-level valuation hierarchy for disclosure of fair value measurement and enhances disclosure requirements for fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement

In February 2008, the FASB issued Staff Position No. 157-2 ("FSP 157-2") which delayed the effective date of SFAS 157 for certain nonfinancial assets and nonfinancial liabilities except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. FSP 157-2 defers the effective date of SFAS 157 for such nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Thus, the Corporation has only partially applied SFAS 157. Those items affected by FSP 157-2 include other real estate owned ("OREO"), goodwill and core deposit intangibles.

Following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

<u>*Securities*</u>

Where quoted prices are available in an active market, securities are classified within level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products and exchange traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flow. Level 2 securities would include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions and certain corporate, asset backed and other securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within level 3 of the valuation hierarchy. Currently, all equity securities held by the holding company with a total fair value of $ 18,483,000 are considered to be Level 1 Securities. All others held by the bank with a total fair value of $ 57,968,000 are considered to be Level 2.

Note 1. Summary of Significant Accounting Policies (Continued)

Fair Value Measurements (Continued)

Loans held for sale

Loans held for sale are required to be measured at lower of cost or fair value. Under SFAS No. 157, market value is to represent fair value. Management obtains quotes or bids on all or part of these loans directly from the purchasing financial institutions. Premiums received or to be received on the quotes or bids are indicative of the fact that cost is lower than fair value. At December 31, 2008, there were no loans held for sale.

Impaired loans

SFAS No. 157 applies to loans measured for impairment using the practical expedients permitted by SFAS No. 114, Accounting by Creditors for Impairment of a Loan, including impaired loans measured at an observable market price (if available), or at the fair value of the loan's collateral (if the loan is collateral dependent). Fair value of the loan's collateral, when the loan is dependent on collateral, is determined by appraisals or independent valuation which is then adjusted for the cost related to liquidation of the collateral. At December 31, 2008 there were $ 3,653,000 in loans that the Corporation has identified as impaired (See Note 8).

Other Real Estate Owned

Certain assets such as other real estate owned (OREO) are measured at the lower of cost, or fair value less cost to sell. Fair values are determined by appraisals or comparisons to similar properties.

The Corporation had no liabilities subject to fair value reporting requirements at December 31, 2008. A summary of assets at December 31, 2008 measured at estimated fair value on a recurring basis is as follows:

	Level 1	Level 2	Level 3	Total Fair Value Measurements
		(000 omitted)		
Securities available for sale	$ 18,483	$ 57,968	$ 0	$ 76,751
Impaired loans	0	3,653	0	3,653
	$ 18,483	$ 61,621	$ 0	$ 80,104

Stock Option Plans

The Corporation maintains two stock-based compensation plans. These plans provide for the granting of stock options to the Corporation's employees and directors. The Corporation has historically accounted for the plans using the intrinsic-value method under the recognition and measurement principles of APB Opinion No. 25 and related Interpretations. In December 2004, the FASB issued a final FAS Statement No. 123R, "Share-Based Payment", which requires financial statement recognition of compensation cost for stock options and other stock-based awards based on use of a fair value determination on the date of grant and expensing over the applicable vesting period.

As a result of adopting Statement 123R on January 1, 2006, the Corporation's income before taxes and net income for the year ended December 31, 2008 are $ 20,000 and $ 13,000 less, for the year ended December 31, 2007 are $ 38,000 and $ 25,000 less and for the year ended December 31, 2006 are $ 32,000 and $ 11,000 less, respectively, than if it had continued to account for share-based compensation under APB Opinion 25. Basic and diluted earnings per share for the year ended December 31, 2007 are $ 0.01 and $ 0.01 less, respectively, than if the Corporation had continued to account for share-based compensation under APB Opinion 25. There is no difference for the year ended December 31, 2008. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model.

See Note 10 for further details concerning the Corporation's stock option plans.

Note 1. Summary of Significant Accounting Policies (Continued)

Reclassifications

Certain reclassifications have been made to the 2007 and 2006 financial statements to conform to reporting for 2008.

Note 2. Investment Securities

The investment securities portfolio is comprised of securities classified as available for sale at December 31, 2008 and 2007, resulting in investment securities available for sale being carried at fair value.

The amortized cost and fair value of investment securities available for sale at December 31 were:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(000 omitted)		
		2008		
Mortgage-backed securities	$ 13,948	$ 303	$ 8	$ 14,243
Corporate bonds	4,272	0	1,031	3,241
Equities	23,092	1,874	6,483	18,483
Obligations of state and political subdivisions	38,738	1,874	128	40,484
	$ 80,050	$ 4,051	$ 7,650	$ 76,451
		2007		
Mortgage-backed securities	$ 14,929	$ 260	$ 12	$ 15,177
Corporate bonds	1,697	7	140	1,564
Equities	27,784	8,167	2,090	33,861
Obligations of state and political subdivisions	32,529	737	22	33,244
	$ 76,939	$ 9,171	$ 2,264	$ 83,846

The fair values of investment securities available for sale at December 31, 2008, by contractual maturity, are shown below. Contractual maturities will differ from expected maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Available for Sale	
	Amortized Cost	Fair Value
	(000 omitted)	
Due in one year or less	$ 2,380	$ 2,390
Due after one year through five years	7,851	7,728
Due after five years through ten years	20,426	21,195
Due after ten years	12,353	12,412
	43,010	43,725
Mortgage-backed securities	13,948	14,243
Equity securities	23,092	18,483
	$ 80,050	$ 76,451

Note 2. Investment Securities (Continued)

Proceeds from sales and maturities of investment securities available for sale during 2008, 2007, and 2006, were $ 12,427,000, $ 9,260,000, and $ 47,407,000, respectively. Gross realized gains and losses on those sales and maturities were $ 1,078,000 and $ 809,000 for 2008, $ 1,900,000 and $ 14,000 for 2007, and $ 4,025,315 and $ 102,297 for 2006, respectively.

Securities carried at $ 17,872,872 and $ 15,273,317 at December 31, 2008 and 2007, respectively, were pledged to secure public funds and for other purposes as required or permitted by law.

Restricted bank stock includes:

	2008	2007
	(000 omitted)	
Federal Reserve Bank stock	$1,025	$ 133
Federal Home Loan Bank stock	3,683	2,701
Atlantic Central Bankers Bank	80	80
	$ 4,788	$ 2,914

The following table shows the Corporation's gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2008 and 2007:

2008 (000 omitted)

	Less than 12 Months		12 Months or Greater		Total	
Description	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$ 2,049	$ 8	$ 9	$ 1	$ 2,058	$ 9
Corporate bonds	2,475	342	766	689	3,241	1,031
Equities	6,227	2,208	4,489	4,275	10,916	6,483
Obligations of state and political subdivisions	6,028	127	0	0	6,028	127
Total	$ 16,779	$ 2,685	$ 5,464	$ 4,965	$ 22,243	$ 7,650

2007 (000 omitted)

	Less than 12 Months		12 Months or Greater		Total	
Description	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$ 190	$ 1	$ 941	$ 11	$ 1,131	$ 12
Corporate bonds	854	108	458	32	1,312	140
Equities	7,988	1,647	2,215	443	10,203	2,090
Obligations of state and political subdivisions	1,236	0	6,041	22	7,277	22
Total	$ 10,268	$ 1,756	$ 9,655	$ 508	$ 19,923	$ 2,264

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, but management's intent is to hold all investments until maturity unless market, economic or specific investment concerns warrant a sale of securities. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Note 2. Investment Securities (Continued)

At December 31, 2008, nine (9) mortgage-backed securities, five (5) corporate bonds, ninety-one (91) equities, and eighteen (18) obligations of state and political subdivisions had unrealized losses. During 2008, the Corporation incurred impairment expense for fifteen (15) of the equity securities in financial institutions. The total unrealized loss written off as other-than-temporarily impaired was $ 2,607,000. Management has determined that no other declines are considered other than temporary.

At December 31, 2007, five (5) mortgage-backed securities, three (3) corporate bonds, sixty (60) equities, and fifteen (15) obligations of state and political subdivisions had unrealized losses. Management has determined that no declines are deemed to be other than temporary at December 31, 2008.

Note 3. Allowance for Loan Losses

Activity in the allowance for loan losses is summarized as follows:

	2008	2007 (000 omitted)	2006
Balance at beginning of period	$ 3,854	$ 3,610	$ 2,129
Recoveries	84	80	45
Provision for possible loan losses charged to income	1,375	600	360
Additions for acquired credit risk	0	0	1,163
Total	5,313	4,290	3,697
Losses	716	436	87
Balance at end of period	$ 4,597	$ 3,854	$ 3,610

Note 4. Premises, Equipment, Furniture and Fixtures

	Cost	Accumulated Depreciation (000 omitted)	Depreciated Cost
		2008	
Premises (including land $ 1,910)	$ 14,319	$ 4,719	$ 9,600
Equipment, furniture and fixtures	8,270	6,036	2,234
Totals, December 31, 2008	$ 22,589	$ 10,755	$ 11,834
		2007	
Premises (including land $ 1,626)	$ 12,674	$ 4,504	$ 8,170
Equipment, furniture and fixtures	7,238	5,547	1,691
Totals, December 31, 2007	$ 19,912	$10,051	$ 9,861

Depreciation expense amounted to $ 965,411 in 2008, $ 837,005 in 2007, and $ 667,381 in 2006.

Note 5. Real Estate Owned Other Than Premises

Included in real estate owned other than premises are certain properties which are located adjacent to the main office, as well as in Chambersburg. The Corporation intends to hold these properties for future expansion purposes in order to protect its competitive position, and are renting certain of these properties until such time as the Corporation decides they are needed. The depreciated cost of these properties was $ 1,985,000 and $ 2,288,000 at December 31, 2008 and 2007, respectively.

Also included in real estate owned other than premises at December 31, 2008 and 2007 is foreclosed property of $ 331,005 and $ 25,000, respectively.

Note 6. Loans

Related Party Loans

The Corporation's subsidiary has granted loans to the officers and directors of the Corporation and its subsidiary and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans and the related activity for 2008 and 2007 was as follows:

	2008	2007
Beginning balance	$ 4,247,174	$ 4,527,038
New loans	2,048,000	1,096,500
Repayments	(3,148,346)	(1,376,363)
Ending balance	$ 3,146,828	$ 4,247,175

Outstanding loans to bank employees totaled $ 4,765,693 and $ 3,141,609 at December 31, 2008 and 2007, respectively.

Loan Maturities

The following table shows the maturities and sensitivities of loans to changes in interest rates based upon contractual maturities and terms as of December 31, 2008.

	Due within one year	Due over 1 but within 5 years	Due over 5 years (000 omitted)	Nonaccruing loans	Total
Loans at predetermined interest rates	$ 18,253	$ 44,036	$ 60,592	$ 100	$ 122,981
Loans at floating or adjustable interest rates	38,512	38,987	214,098	4,316	295,913
Total (1)	$ 56,765	$ 83,023	$ 274,690	$ 4,416	$ 418,894

(1) These amounts have not been reduced by the allowance for possible loan losses.

Loans Serviced for Others

During 2005, the Corporation began participation in the Federal Home Loan Bank of Pittsburgh's (FHLB) Mortgage Partnership Finance Program. Under this program, certain loans are sold to FHLB, but the Corporation retains the servicing rights to these loans. The outstanding balance of loans sold to FHLB was $ 30,136,800 and $ 27,783,800 at December 31, 2008 and 2007, respectively.

Note 7. Financial Instruments With Off-Balance-Sheet Risk

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments.

	Contract or Notional Amount	
	2008	**2007**
	(000 omitted)	
Financial instruments whose contract amounts represent credit risk at December 31:		
Commitments to extend credit	$ 23,519	$ 45,949
Standby letters of credit and financial guarantees written	3,143	3,209
	$ 26,662	$ 49,158

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, real estate, equipment, and income-producing commercial properties.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Corporation holds collateral supporting those commitments when deemed necessary by management.

Note 8. Nonaccrual/Impaired Loans

Loans 90 days or more past due (still accruing interest) were as follows at December 31:

		(000 omitted)	
	2008	**2007**	**2006**
Commercial loans	$ 75	$ 0	$ 0
Real estate mortgages	155	993	336
Consumer loans	29	8	57
Total	$ 259	$ 1,001	$ 393

Note 8. Nonaccrual/Impaired Loans (Continued)

The following table shows the principal balances of nonaccrual loans as of December 31:

	(000 omitted)		
	2008	2007	2006
Nonaccrual loans	$ 4,416	$ 4,397	$ 688
Interest income that would have been accrued at original contract rates	$ 268	$ 229	$ 51
Amount recognized as interest income	31	73	29
Foregone revenue	$ 237	$ 156	$ 22

The following table reflects impairment of loans recognized in conformity with generally accepted accounting principles.

	2008	2007
	(000 Omitted)	
Recorded investment at December 31	$ 3,653	$ 7,059
Average recorded investment during the year	3,995	7,408
Allowance for loan losses related to impaired loans at December 31	86	940
Interest income recognized for cash payments received during the year	282	290

Note 9. Employee Benefit Plans

The Corporation maintains a profit-sharing plan for those employees who meet the eligibility requirements set forth in the plan. Contributions to the plan are based on Corporation performance and are at the discretion of the Corporation's Board of Directors. Substantially all of the Corporation's employees are covered by the plan and the contributions charged to operations were $ 412,000, $ 352,100, and $ 240,000, for 2008, 2007, and 2006, respectively.

As a result of the merger with FNB Financial Corporation in 2006, the Corporation acquired a 401(k) plan which covered all employees of the former FNB Financial Corporation who had attained the age of 20 and completed six months of full-time service. The plan provided for the Corporation to match employee contributions to a maximum of 5% of annual compensation. The Corporation also had the option to make additional discretionary contributions to the plan based upon the Corporation's performance and subject to approval by the Board of Directors. The Corporation's total expense for this plan was $ 83,528 for the year ended December 31, 2006. This plan was terminated as of December 31, 2006. All employees covered under this plan were moved to the Corporation's profit sharing plan effective on that date.

The Corporation maintains a deferred compensation plan for certain key executives and directors, which provides supplemental retirement and life insurance benefits. The plan is partially funded by life insurance on the participants, which lists the bank as beneficiary. The estimated present value of future benefits to be paid, which are included in other liabilities, amounted to $ 681,004 and $ 718,390 at December 31, 2008 and 2007, respectively. Annual expense of $ 68,555, $ 73,446, and $ 76,008 was charged to operations for 2008, 2007, and 2006, respectively.

As a result of the merger in 2006 with FNB Financial Corporation, the Corporation acquired three supplemental retirement benefit plans for directors and executive officers. These plans are funded with single premium life insurance on the plan participants. The cash value of the life insurance policies is an unrestricted asset of the Corporation. The estimated present value of future benefits to be paid totaled $ 508,439 and $ 493,726 at December 31, 2008 and 2007, respectively, which is included in other liabilities. Total annual expense for these plans amounted to $ 41,327, $ 34,159, and $ 123,149 for 2008, 2007, and 2006, respectively.

Note 9. Employee Benefit Plans (Continued)

The Corporation has a supplemental group term retirement plan which covers certain officers of the Corporation. This plan is funded with single premium life insurance on the plan participants. The cash surrender value of the policies is an unrestricted asset of the Corporation. The estimated present value of the future benefits to be paid totaled $ 234,288 and $ 186,295 at December 31, 2008 and 2007, respectively. Total annual expense for this plan was $ 47,993, $ 78,455, and $ 66,225, for 2008, 2007, and 2006, respectively.

The Corporation maintains an employee stock ownership plan (ESOP) that generally covers all employees who have completed one year of service and attained the age of twenty. Contributions to the plan are determined annually by the Board of Directors as a percentage of the participants' total compensation. Compensation for the plan is defined as compensation paid including salary reduction under Sections 125 and 401(k) of the IRS Code but excluding nontaxable fringe benefits and any compensation over $ 200,000. The payments of benefits to participants are made at death, disability, termination or retirement. Contributions to the plan for all employees charged to operations amounted to $ 257,500, $ 220,654, and $ 144,000, for 2008, 2007, and 2006, respectively. All shares held in the plan are considered issued and outstanding for earnings per share calculations and all dividends earned on ESOP shares are charged against retained earnings, the same as other outstanding shares. Total allocated shares of the plan were 107,997 and 99,507 at December 31, 2008 and 2007, respectively.

During 2008, the Corporation recorded its liability for post-retirement costs of insurance of bank owned life insurance policies in accordance with EITF 06-04. The estimated present value of the cost of post retirement insurance totaled $ 1,108,927. Total annual expense for this insurance was $ 107,934 for 2008. See Note 21 for further discussion.

Note 10. Stock Option Plans

In 1996 the Corporation implemented two nonqualified stock option plans, which are described below. The compensation cost that has been charged against income for those plans was $ 75,659, $ 104,235, and $ 108,615, for 2008, 2007, and 2006, respectively.

The first plan is for select key employees. This plan granted options for up to 1,500, 1,603, and 1,488 shares at a purchase price of $ 1.00 per share for the years ended December 31, 2008, 2007, and 2006, respectively. These options can be exercised only by the key employees during his/her lifetime.

The second plan is for outside directors. This plan granted options to purchase 5,000, 4,326, and 4,062 shares for each director at $ 41.10, $ 44.75, and $ 47.75 per share for the years ended December 31, 2008, 2007, and 2006, respectively, which was based on the market value of the stock at the grant date. Options are vested one year following the grant date and expire upon the earlier of 120 months following the date of the grant or one year following the date on which a director ceases to serve in such a capacity for the corporation. At December 31, 2008 the range of exercise prices was from $ 20.13 to $ 47.75 per share. At December 31, 2008, there were 87,432 shares that can still be granted under these plans.

A summary of the status of the Corporation's two fixed stock option plans as of December 31 is as follows:

	------ 2008 ------		------ 2007 ------		------ 2006 ------	
Fixed Options	**Shares**	**Weighted Average Exercise Price Per Share**	**Shares**	**Weighted Average Exercise Price Per Share**	**Shares**	**Weighted Average Exercise Price Per Share**
Outstanding at beginning of year	34,858	$ 34	32,674	$ 32	30,006	$ 29
Granted	6,500	32	5,929	33	5,550	35
Exercised	7,463	20	3,745	10	2,882	7
Forfeited/expired	3,187	41	0	0	0	0
Outstanding at end of year	30,708	$ 37	34,858	$ 34	32,674	$ 32
Options exercisable at year end	25,708		30,532		28,612	
Weighted average fair value of options per share granted during the year	$ 12.06		$ 18.19		$ 19.57	

Note 10. Stock Option Plans (Continued)

Outstanding options at December 31, 2008 consist of the following:

	Shares Outstanding	Shares Exercisable (Vested)	Remaining Contractual Life	Exercise Price
	2,040	2,040	1 year	$ 32.13
	1,950	1,950	2 years	24.37
	2,577	2,577	3 years	20.13
	2,160	2,160	4 years	24.25
	2,436	2,436	5 years	30.00
	3,870	3,870	6 years	38.75
	3,405	3,405	7 years	43.75
	3,385	3,385	8 years	47.75
	3,685	3,685	9 years	44.75
	5,000	0	10 years	41.10
	200	200	Life	1.00
Total/Average	30,708	25,708	6 years	$ 36.52

The total intrinsic value of options exercised under both plans in 2008, 2007, and 2006 was $ 130,000, $ 129,000 and $ 110,620, respectively. The aggregate intrinsic value of outstanding stock options was $10,000, $ 289,000 and $ 424,056 at December 31, 2008, 2007 and 2006, respectively.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions.

	2008	2007	2006
Dividend yield	2.45%	2.20%	3.01%
Expected life – Director	8	8	8
Expected life – Officer	0.25	0.25	0.25
Expected volatility	8.43%	13.72%	19.79%
Risk-free interest rate – Director	3.54%	4.68%	4.43%
Risk-free interest rate – Officer	3.22%	5.09%	4.30%

Note 11. Deposits

Included in savings deposits at December 31 are NOW and Money Market Account balances totaling $ 175,169,000 and $ 183,246,000 for 2008 and 2007, respectively.

Time deposits of $ 100,000 and over aggregated $ 32,629,000 and $ 33,013,000 at December 31, 2008 and 2007, respectively. At December 31, 2008 and 2007 the scheduled maturities of time deposits of $ 100,000 and over are as follows:

	2008	2007
	(000 omitted)	
Maturity		
Three months or less	$ 7,299	$ 7,149
Over three months through twelve months	13,541	18,228
Over twelve months	11,789	7,636
	$ 32,629	$ 33,013

Note 11. Deposits (Continued)

At December 31, 2008 scheduled maturities of all time deposits are as follows:

	(000 omitted)
2009	$ 109,202
2010	16,251
2011	24,924
2012	3,117
2013	7,591
	$ 161,085

The aggregate amount of demand deposits reclassified as loan balances were $ 94,753 and $ 93,583 at December 31, 2008 and 2007, respectively.

The Corporation accepts deposits of the officers, directors, and employees on the same terms including interest rates, as those prevailing at the time for comparable transactions with unrelated persons. The aggregate dollar amount of deposits of officers, directors and employees totaled $ 4,517,187 and $ 3,809,880 at December 31, 2008 and 2007, respectively.

Note 12. Liabilities for Other Borrowed Funds

The total amount available under lines of credit at other area banks at December 31, 2008 and 2007 was $ 9,900,000 and $ 18,900,000, respectively. Of this amount, $ 8,670,000 and $ 10,655,000 were outstanding at December 31, 2008 and 2007, respectively. Interest on these lines ranged from 2.25% to 6.75% for 2008 and 2007.

In addition, $ 271,993 and $ 340,988 of the balance of liabilities for other borrowed funds at December 31, 2008 and 2007, respectively, represents the balance of the Treasury Tax and Loan Investment Program. The Corporation elected to enter into this program in accordance with federal regulations. This program permits the Corporation to borrow these Treasury Tax and Loan funds by executing an open-ended interest bearing note to the Federal Reserve Bank. Interest is payable monthly and is computed at 1/4% below the Federal Funds interest rate. The note is secured by U.S. Government obligations with a par value of $ 243,743 and $ 316,120 at December 31, 2008 and 2007, respectively.

The Corporation also had the following borrowings from the Federal Home Loan Bank:

	2008		2007		
Loan Type	Interest Rate	Balance	Interest Rate	Balance	Maturity
Variable	0.59%	$ 18,873,000	N/A	$ 0	02/28/12
Fixed rate	3.95	10,000,000	N/A	0	02/08/18
Fixed rate	4.45	1,500,000	4.45%	1,500,000	08/05/25
Fixed rate	6.64	104,108	6.64	112,713	07/17/17
Convertible	6.23	2,250,000	6.23	2,250,000	08/30/10
Convertible	5.83	2,000,000	5.83	2,000,000	08/10/10
Convertible	5.975	500,000	5.975	500,000	07/21/10
Convertible	5.25	5,000,000	5.25	5,000,000	04/06/11
Convertible	6.54	500,000	6.54	500,000	07/12/10
Convertible	N/A	0	5.395	5,000,000	09/15/08
Convertible	3.99	5,000,000	3.99	5,000,000	11/27/12
Convertible	4.13	5,000,000	4.13	5,000,000	05/07/18
		50,727,108		26,862,713	
Purchase accounting fair value adjustment		(144,509)		(123,360)	
		$ 50,582,599		$ 26,739,353	

Note 12. Liabilities for Other Borrowed Funds (Continued)

Total maximum borrowing capacity from Federal Home Loan Bank at December 31, 2008 was $ 229,514,000. Collateral for borrowings consists of certain securities and the Corporation's 1-4 family mortgage loans totaling approximately $ 231 million at December 31, 2008.

Note 13. Income Taxes

The Corporation and its subsidiary, the Bank, file income tax returns in the U. S. federal jurisdiction and the states of Pennsylvania and Maryland. With few exceptions, the Corporation is no longer subject to U. S. federal, state and local income tax examination by tax authorities for years prior to 2005.

The Corporation adopted the provisions of FIN 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007 with no impact on the financial statements.

Included in the balance sheet at December 31, 2008 are tax positions related to loan charge-offs for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

The components of income tax expense are summarized as follows:

	2008	2007 (000 omitted)	2006
Current year provision:			
Federal	$ 1,569	$ 2,693	$ 2,405
State	(61)	(20)	326
Deferred income taxes (benefit)	(1,084)	(342)	(13)
	$ 424	$ 2,331	$ 2,718

Federal income taxes were computed after reducing pretax accounting income for non-taxable income in the amount of $ 1,085,359, $ 1,435,976, and $ 1,466,777, for 2008, 2007, and 2006, respectively.
A reconciliation of the effective applicable income tax rate to the federal statutory rate is as follows:

	2008	2007	2006
Federal income tax rate	34.0%	34.0%	34.0%
Increase resulting from:			
State taxes, net of federal tax benefit	.5	.3	3.6
Reduction resulting from:			
Nontaxable income and investment impairment	22.7	9.4	6.9
Effective income tax rate	11.8%	24.9%	30.7%

Note 13. Income Taxes (Continued)

Deferred tax assets have been provided for deductible temporary differences related to the allowance for loan loss, deferred compensation, unrealized losses on securities available for sale, and interest on nonaccrual loans. Deferred tax liabilities have been provided for taxable temporary differences related to depreciation. The net deferred taxes included in the accompanying balance sheets at December 31 are as follows:

	2008	2007
Deferred Tax Assets		
Bad debts	$ 1,563	$ 1,268
Deferred compensation	404	408
Stock options	36	25
Unrealized loss/impairment on investment securities	1,851	0
	3,854	1,701
Deferred Tax Liabilities		
Depreciation	(296)	(185)
Unrealized gain on investment securities	0	(2,715)
Purchase accounting fair value adjustments	(451)	(458)
	(747)	(3,358)
Net deferred tax asset (liability)	$ 3,107	($ 1,657)

The Corporation has not recorded a valuation allowance for the deferred tax assets as management feels that it is more likely than not that they will be ultimately realized.

Note 14. Tower Bancorp Inc. (Parent Company Only) Financial Information

The following are the condensed balance sheets, statements of income, and statements of cash flows for the parent company:

Balance Sheets
December 31

Assets	**2008**	**2007**
	(000 omitted)	
Cash	$ 18	$ 6
Securities available for sale	18,483	33,861
Investment in subsidiaries	62,786	62,655
Other assets	2,540	189
Total assets	$ 83,827	$ 96,711
Liabilities		
Other liabilities	$ 0	$ 3,942
Notes payable – subsidiary	4,400	3,700
Notes payable – other	8,670	10,655
Total liabilities	13,070	18,297
Stockholders' Equity		
Common stock, no par value; authorized 5,000,000 shares, issued 2,420,481 shares	2,225	2,225
Additional paid-in capital	34,787	34,831
Retained earnings	40,278	40,696
Accumulated other comprehensive income	(2,375)	4,558
	74,915	82,310
Less: Cost of Treasury stock, 105,001 shares – 2008; 98,055 shares – 2007	(4,158)	(3,896)
Total stockholders' equity	70,757	78,414
Total liabilities and stockholders' equity	$ 83,827	$ 96,711

Statements of Income
Years Ended December 31

	2008	**2007**	**2006**
		(000 omitted)	
Income			
Dividends	$ 654	$ 640	$ 594
Net gain on sale of securities	257	1,900	3,995
Cash dividends from wholly-owned subsidiary	3,943	2,489	2,016
	4,854	5,029	6,605
Expenses			
Interest	617	993	795
Taxes	(1,328)	392	1,154
Postage and printing	71	61	70
Management fees	180	120	120
Professional fees	159	288	510
Merger expenses	300	0	0
Impairment expenses	2,607	0	0
Other expenses	(81)	4	28
	2,687	1,858	2,677
Income before equity in undistributed income	2,167	3,171	3,928
Equity in undistributed income of subsidiary	1,011	3,866	2,204
Net Income	$ 3,178	$ 7,037	$ 6,132

Note 14. Tower Bancorp Inc. (Parent Company Only) Financial Information (Continued)

Statements of Cash Flows
Years Ended December 31

	2008	2007 (000 omitted)	2006
Cash flows operating activities:			
Net income	$ 3,178	$ 7,037	$ 6,132
Adjustments to reconcile net income to cash provided by operating activities:			
Net gain on sale of investment securities	(257)	(1,900)	(3,995)
Granting stock options	78	108	109
Equity in undistributed income of subsidiaries	(1,011)	(3,866)	(2,203)
Impairment of investments	1,721	0	0
Increase in other assets	(138)	(85)	(48)
Increase (decrease) in other liabilities	(1,690)	(158)	670
Net cash provided by operating activities	1,881	1,136	664
Cash flows from investing activities:			
Purchase of investment securities	(456)	(3,200)	(11,903)
Cash paid in merger	0	0	(2,370)
Sales of investment securities	2,799	5,000	11,377
Net cash provided (used) by investing activities	2,343	1,800	(2,896)
Cash flows from financing activities:			
Purchase of treasury stock	(557)	(1,853)	(813)
Proceeds from sale of treasury stock	226	302	226
Dividends paid	(2,596)	(2,489)	(2,017)
Net proceeds from short-term borrowings	(1,285)	1,110	4,815
Net cash provided (used) by financing activities	(4,212)	(2,930)	2,211
Net increase (decrease) in cash	12	6	(21)
Cash, beginning	6	0	21
Cash, ending	$ 18	$ 6	$ 0

Note 15. Compensating Balance Arrangements

Included in cash and due from banks are required deposit balances at the Federal Reserve of $ 615,000 at December 31, 2008 and 2007 and required deposit balances at Equifax of $ 49,381 and $ 54,745 at December 31, 2008 and 2007, respectively. These are maintained to cover processing costs and service charges.

Note 16. Concentration of Credit Risk

The Corporation grants agribusiness, commercial and residential loans to customers throughout the Cumberland Valley area; Franklin and Fulton Counties, Pennsylvania; and Washington County, Maryland. The Corporation maintains a diversified loan portfolio and evaluates each customer's credit-worthiness on a case-by-case basis. At December 31, 2008 and 2007, respectively, 63% and 63% of the Corporation's loan portfolio is concentrated in mortgages secured by 1-4 family properties, and 6% and 7% is concentrated in commercial and industrial loans. The amount of collateral obtained, if deemed necessary by the Corporation upon the extension of credit, is based on management's credit evaluation of the customer. Collateral held varies, but generally includes equipment and real estate.

The Corporation maintains deposit balances at several correspondent banks, which provide check collection and item processing services to the bank. The balances with these correspondent banks, at times, exceed federally insured limits, which management considers to be a normal business risk.

Note 17. Commitments and Contingencies

The Corporation leased its facilities in Mercersburg under a noncancellable operating lease that expired June 30, 2008. Total annual rent expense charged to operations was $ 14,800, $ 39,300, and $ 22,200 for 2008, 2007, and 2006, respectively.

The Corporation leased its facilities in Chambersburg under a noncancellable lease that expired in September 2007. Total rent expense charged to operations under the noncancellable lease was $ 7,200 for 2007 and $ 9,600 for 2006.

During 2007, the Corporation entered into an agreement to lease other Chambersburg facilities under a noncancellable operating lease. Under the terms, the lease began in July 2008 and will expire in July 2018 with the option to renew for two additional five-year periods with subsequent rental amounts subject to a Rental Escalation Article. In addition to monthly rent payments, the Corporation will pay its proportionate share of any ad valorem and real estate taxes levied or assessed on the property. The rent expense charged was $ 20,877 and $ 0 for 2008 and 2007, respectively.

During 2005, the Corporation entered into a lease for its facilities in Hagerstown at Eastern Boulevard under a noncancellable operating lease that expires in 2020. Beginning June 1, 2006, the lease will be subjected to a CPI increase not to exceed 5% per year. Total annual rent expense charged to operations was $ 104,952, $ 102,200 and $ 96,000 for 2008, 2007 and 2006, respectively.

The Corporation leases a site for an Automatic Teller Machine under a noncancellable operating lease that expires in 2013 with the right to negotiate an extended lease of two additional five year terms. Total rent expense charged to operations was $ 10,800 for 2008, 2007, and 2006.

In May 2008, the Corporation entered into a lease agreement for its Call Center facility in Shady Grove under a non-cancellable operating lease that expires on April 30, 2009. The lease can be renewed for five consecutive one year periods, subject to a CPI increase at the time of renewal. Total rent charged to operations under this lease was $ 10,777 for 2008.

An operating lease was entered into during 2008 to lease a temporary branch facility in Hancock, Maryland while the Corporation upgrades its existing building. The terms of the lease call for monthly payments of rent and taxes, in addition to relocation fees, initial fees, and terminated fees. The lease is continued month-to-month, as needed by the Corporation, at $ 1,483 per month.

Following is a schedule, by years, of future minimum rentals under the lease agreements as of December 31, 2008 based on current lease terms:

Year Ending	
2009	$ 161,000
2010	154,000
2011	154,000
2012	154,000
2013	150,000
Thereafter	874,000
	$ 1,647,000

Total rent expense paid under operating leases was $ 175,456, $ 175,718 and $ 151,960 for 2008, 2007 and 2006, respectively.

The Corporation is an occasional party to legal actions arising in the ordinary course of its business. In the opinion of management, Tower has adequate legal defenses and/or insurance coverage respecting any and each of these actions and does not believe that they will materially affect the Corporation's operations or financial condition.

Note 17. Commitments and Contingencies (Continued)

On November 12, 2008, Tower Bancorp, Inc. ("Tower") and Graystone Financial Corp. ("Graystone") reached a definitive agreement to form a partnership of their financial institutions, The First National Bank of Greencastle and Graystone Bank, respectively, whose combined assets will become over $ 1.2 billion with offices headquartered in Harrisburg, Pennsylvania. As part of the transaction, Tower will exchange 0.42 shares of Tower common stock for each outstanding share of Graystone. In addition, the definitive agreement provides that the Tower shareholders will receive a special cash dividend of $ 1.12 per share prior to the effective date of the transaction. This special dividend was approved on March 11, 2009, and is payable on March 31, 2009 to shareholders of record on March 20, 2009. It is conditioned on final regulatory approvals of the merger prior to payment. The transaction has received shareholder approval on March 4, 2009 and is subject to regulatory approval, and is expected to close in the second quarter of 2009.

Pursuant to the agreement the resulting holding company shall be named Tower Bancorp, Inc. with 20 members of the Board of Directors, ten each designated by Tower and Graystone, respectively. The agreement also provides that Kermit G. Hicks shall serve as Chairman of the Board of the resulting holding company.

Note 18. Intangible Assets

On June 1, 2006, Tower completed the merger of FNB Financial Corporation ("FNB"). Prior to completion of the Merger, The First National Bank of McConnellsburg, FNB's sole banking subsidiary, was a nationally-chartered commercial bank. Immediately after the merger, The First National Bank of McConnellsburg became a wholly-owned subsidiary of Tower. The First National Bank of McConnellsburg merged with and into First National Bank of Greencastle on August 26, 2006.

In the merger, FNB shareholders received either 0.8663 shares of Tower common stock for each share of FNB common stock or $ 39.00 in cash for each share held, depending on shareholder elections and subject to the allocation provisions of the Merger Agreement. Tower acquired all of the outstanding shares of FNB's common stock. In connection with the Merger, Tower paid to the former shareholders of FNB in the aggregate, $ 2,363 million in cash and issued to the former shareholders of FNB, in the aggregate, 640,381 shares of Tower's common stock.

This transaction resulted in intangible assets and goodwill as follows:

	As of December 31, 2008		As of December 31, 2007	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(000 omitted)		(000 omitted)	
Amortized intangible assets				
Core deposit relationships	$ 2,343	$ 1,008	$ 2,343	$ 649

Amortization expense amounted to $ 358,560 and $ 401,161 for 2008 and 2007, respectively, and is included in other operating expenses. The estimated amortization expense for the next five years is as follows:

	(000 omitted)
2009	$ 316
2010	273
2011	231
2012	188
2013	146

Note 18. Intangible Assets (Continued)

Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
	(000 Omitted)	
Beginning balance	$ 16,558	$16,535
Other adjustments	0	23
Ending balance	$ 16,558	$ 16,558

As of December 31, 2008, the Corporation considers the goodwill acquired in the merger with FNB to not be impaired.

Mortgage Servicing Rights

During 2007, the Corporation recorded the value of mortgage servicing rights. The balance of this valuation was $ 248,487 and $ 300,572 as of December 31, 2008 and 2007 respectively. This asset is being amortized over the life of the related loans.

Note 19. Fair Value of Financial Instruments

The estimated fair values of the Corporation's financial instruments were as follows at December 31:

	2008		2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
FINANCIAL ASSETS				
Cash and due from banks	$ 10,757	$ 10,757	$ 16,770	$ 16,770
Federal funds sold	0	0	20,081	20,081
Interest bearing deposits with banks	802	802	0	0
Securities available for sale	76,451	76,451	83,846	83,846
Loans receivable	419,103	402,377	399,158	402,423
Cash surrender value of life insurance	11,208	11,208	10,768	10,768
Accrued interest receivable	1,855	1,855	1,861	1,861
Restricted bank stock	4,788	4,788	2,914	2,914
FINANCIAL LIABILITIES				
Time certificates	161,085	162,279	169,166	169,628
Other deposits	260,226	260,226	270,764	270,764
Other borrowed funds	59,525	60,823	37,735	38,115
Accrued interest payable	637	637	999	999

Note 20. Regulatory Matters

Dividends paid by Tower Bancorp Inc. are generally provided from the subsidiary bank's dividends to Tower. The Federal Reserve Board, which regulates bank holding companies, establishes guidelines which indicate that cash dividends should be covered by current year earnings and the debt to equity ratio of the holding company must be below thirty percent. The Bank, as a national bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. Under such restrictions, the Bank may not, without prior approval of the Comptroller of the Currency, declare dividends in excess of the sum of the current year's earnings (as defined) plus retained earnings (as defined) from the prior two years. Dividends that the Bank could declare without approval of the Comptroller of the Currency, amounted to approximately $ 8,493,662 and $ 7,686,266 at December 31, 2008 and 2007, respectively.

Note 20. Regulatory Matters (Continued)

The Corporation is also subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the corporation's financial statements. Under capital adequacy guidelines, the corporation is required to maintain minimum capital ratios. The "leverage ratio", compares capital to adjusted total balance sheet assets while risk-based ratios compare capital to risk-weighted assets and off-balance sheet activity in order to make capital levels more sensitive to risk profiles of individual banks. A comparison of Tower Bancorp's capital ratios to regulatory minimums at December 31 is as follows:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2008						
Total capital (to risk weighted assets)	$ 56,769	15.02%	$ 30,244	8.00%	$ 37,804	10.00%
Tier I capital (to risk weighted assets)	52,172	13.80%	15,122	4.00%	30,244	6.00%
Tier I capital (to average assets)	52,172	9.74%	21,429	4.00%	26,786	5.00%
As of December 31, 2007						
Total capital (to risk weighted assets)	$ 20,654	16.74%	$ 29,571	8.00%	$ 36,964	10.00%
Tier I capital (to risk weighted assets)	18,987	14.95%	14,786	4.00%	22,178	6.00%
Tier I capital (to average assets)	18,987	10.03%	22,053	4.00%	27,567	5.00%

As of December 31, 2008 the most recent notification from the Office of the Comptroller of the Currency categorized the financial institution as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Corporation must maintain minimum total risk, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the above table. There are no conditions or events since that notification that management believes have changed the financial institution's category.

On August 27, 2008, the First National Bank of Greencastle entered into a Memorandum of Understanding ("MOU") with the Comptroller of the Currency ("OCC"). The MOU relates primarily to the Bank's lending function and allowance for loan losses. The Board of Directors and management are committed to addressing and resolving the issues presented in the MOU.

Note 21. Effects of Recently Issued Accounting Standards

In September 2006, the Emerging Issues Task Force of the Financial Accounting Standards Board (EITF) issued EITF 06-04. This pronouncement affects the recording of post-retirement costs of insurance of bank owned life insurance policies in instances where the Bank has promised a continuation of life insurance coverage to persons post retirement. EITF 06-04 requires that a liability equal to the present value of the cost of post retirement insurance be recorded during the insured employee's term of service. The terms of this pronouncement require the initial recording of this liability, with a corresponding adjustment to retained earnings to reflect the implementation of the pronouncement. On January 1, 2008, the Corporation recorded a $ 1,001,000 liability and a corresponding decrease in retained earnings. For periods after January 1, 2008, the Corporation will record an appropriate liability and corresponding effects on current income for the applicable periods. A net expense of $ 107,934 was recorded for the year ended December 31, 2008 as a result of this pronouncement.

EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

1. The First National Bank of Greencastle, Center Square, Greencastle, Pennsylvania; a National Bank organized under the National Bank Act.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Tower Bancorp, Inc.

We consent to the incorporation by reference to previously filed Registration Statements (Form S-14 No. 2-89573, Form S-8 No. 333-40661 and Form S-4 No. 333-130485) of Tower Bancorp, Inc. of our report dated March 13, 2009 relating to the financial statements and our report dated March 13, 2009 on the effectiveness of internal control over financial reporting appearing in the 2008 annual report to the shareholders incorporated by reference in this Form 10-K of Tower Bancorp, Inc. for the year ended December 31, 2008.

/s/SMITH ELLIOTT KEARNS & COMPANY, LLC

Chambersburg, PA
March 13, 2009

Exhibit 31.1

CERTIFICATION

I, Jeff B. Shank, President and CEO, certify, that:

1. I have reviewed this annual report on Form 10-K of Tower Bancorp, Inc.

2. Based on my knowledge, the annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(f) and 15d-15(f)) for the registrant and we have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and,

(d) disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a) all significant deficiencies and material weaknesses in the design or operation of the internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Jeff B. Shank
Jeff B. Shank
President and CEO
(Principal Executive Officer)
March 13, 2009

Exhibit 31.2

CERTIFICATION

I, Franklin T. Klink, III, Treasurer, certify, that:

1. I have reviewed this annual report on Form 10-K of Tower Bancorp, Inc.

2. Based on my knowledge, the annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(f) and 15d-15(f)) for the registrant and we have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and,

(d) disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a) all significant deficiencies and material weaknesses in the design or operation of the internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Franklin T. Klink, III
Franklin T. Klink, III
Treasurer
(Principal Financial Officer)
March 13, 2009

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Tower Bancorp, Inc. (the Corporation) on Form 10-K for the period ending December 31, 2008 as filed with the Securities and Exchange Commission on the date therein specified (the "Report"), I, Jeff B. Shank, President and Chief Executive Officer of the Corporation, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation as of and for the period covered by the report.

/s/ Jeff B. Shank
Jeff B. Shank
President and Chief
Executive Officer

Dated: March 13, 2009

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Tower Bancorp, Inc. (the Corporation) on Form 10-K for the period ending December 31, 2008 as filed with the Securities and Exchange Commission on the date therein specified (the "Report"), I, Franklin T. Klink, III, Chief Financial Officer of the Corporation, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation as of and for the period covered by the report.

/s/ Franklin T. Klink, III
Franklin T. Klink, III
Chief Financial Officer

Dated: March 13, 2009



TOWER
—BANCORP, INC.—

www.towerbancorp.com
NASDAQ: TOBC